Exhibit 2.1

ASSET PURCHASE AGREEMENT BY AND AMONG
MEREDITH CORPORATION, WEIDER PUBLICATIONS, LLC AND AMERICAN MEDIA, INC.
January 26, 2015

ARTICLE IV    REPRESENTATIONS AND WARRANTIES WITH RESPECT TO

-i-

(continued)

-ii-

(continued)

-iii-

Exhibits
Exhibit A	–	Reserved
Exhibit B	–	Reserved
Exhibit C	–	Form of Trademark Assignment
Exhibit D	–	Form of Copyright Assignment
Exhibit E	–	Form of Bill of Sale
Exhibit F		Form of Transition Services Agreement

ASSET PURCHASE AGREEMENT

THIS ASSET PURCHASE AGREEMENT (this “Agreement”) is entered into this 26th day of January, 2015 by and among Meredith Corporation, a corporation organized under the laws of the State of Iowa (“Buyer”), Weider Publications, LLC, a limited liability company organized under the laws of the State of Delaware (“Weider”) and American Media, Inc., a corporation organized under the laws of the State of Delaware (“AMI” and, together with Weider, the “Seller”).

WHEREAS, Seller is engaged, through its women’s active lifestyle segment, in the business (the “Business”) of publishing and promoting in print and digital form the following health and fitness magazines: Shape, Fit Pregnancy, and Natural Health (each a “Brand” and collectively the “Brands”).

WHEREAS, Buyer is engaged, in the business of publishing and promoting in print and digital form the following health and fitness magazine: Fitness (“Fitness”).

WHEREAS, Buyer desires to purchase from Seller, and Seller desires to sell to Buyer, the Purchased Assets (as defined below) and Buyer wishes to combine certain of the Purchased Assets related to the Shape Brand with its Fitness assets on the terms and conditions set forth herein.

NOW, THEREFORE, in consideration of the premises and promises herein contained, the parties agree as set forth below:

ARTICLE I

THE TRANSACTION

1.1 Purchase and Sale of Assets. At the Closing (as defined below), Seller shall sell, transfer, assign and deliver to Buyer (or its designated Affiliate), and Buyer (or its designated Affiliate) shall purchase, accept and receive, all right, title and interest in, to or arising from the Purchased Assets (as defined below) free and clear of all Encumbrances (except for Permitted Encumbrances).

1.2 Purchased Assets. The “Purchased Assets” are all of the assets, properties, rights and claims primarily acquired, primarily used, or primarily held for use for or in the Business or the ownership of the Brands, including the following:

(a) all advertiser lists, advertising customer lists, subscription lists, dealer lists, vendor lists, consumer lists, and all other databases, records and other customer information and all claims under sales contracts, statements of work, purchase orders and other similar commitments;

(b) (i) items related to the digital parts of the Business as listed on Schedule 1.2(b), and (ii) all unbilled accounts and work in process relating to the May 2015 issue of Shape, the June/July 2015 Issue of Fit Pregnancy and the May/June 2015 issue of Natural Health (collectively the “Buyer Issues”) and subsequent issues of such titles;

(c) all prepaid expenses, refunds (excluding any refund in respect of Taxes), advances, deposits and similar amounts, deferred charges, insurance proceeds and cash advanced by customers of the Business;

(d)    all rights in, to and under the Assumed Contracts (as defined below);

(e) all computers, machinery and equipment, whether owned or leased, whether or not in the possession of Seller or its employees or contractors except office furnishings;

(f) all inventories (including raw materials, work in process and finished goods relating to the Buyer Issues of the Brands and subsequent issues) located at Seller’s facilities or the facilities of Seller’s printers, in transit to or from Seller’s or its printers facilities, or held by Seller or vendors on consignment, excluding all paper inventory that is more than six months old or not of the grade, weight and trim size currently used by the Seller in publishing the Shape print magazine;

(g) websites, internet domain names, all rights to social media accounts, telephone and facsimile numbers, email addresses, internet addresses, URL’s and domain names, fixtures and supplies, including those set for on Section 1.2(g) of the Schedule of Exceptions;

(h)    the Intellectual Property Rights;

(i)    the Seller Software;

(j)    copies of all documents and records relating primarily to the Purchased
Assets or the operation of the Business;

(k) all rights under agreements concerning confidentiality, non-competition and the assignment of inventions (if any) with Seller Employees;

(l) copies of all accounting books, records, ledgers and electronic data processing materials relating primarily to the Purchased Assets or the operations of the Business other than any such materials that may be subject to a claim of legal professional privilege;

(m) to the extent assignable, all permits, licenses, filings, authorizations and approvals (and pending applications for any thereof) to conduct the operations of the Business and to own, operate and maintain any product, or service of the Business, as issued by any Governmental Body;

(n) all other assets, properties, rights, claims and causes of action, including warranties of vendors of Seller;

(o) copies of employment and personnel records for all Transferred Employees (with effect as of and from such time as such employees become employees of Buyer);

(p) the rights to comScore traffic, which shall be transferred by Seller to Buyer via a traffic assignment letter sufficient that Buyer receives comScore traffic credit for the Brands;

(q)    the bi-pad and related newsstand pockets;

(r) all subscriber, user or customer data, including electronic or website versions, and user information collected by Seller’s social media platforms and all other dashboards relating to the performance and user behavior of such websites and any interactive properties; and

(s)    any goodwill associated with any of the foregoing; provided, however, that the definition of Purchased Assets shall not include any items defined as Excluded Assets in Section 1.3 below.

1.3    Excluded Assets. The following assets (the “Excluded Assets”) shall not be sold or transferred to Buyer:

(a)    any cash or cash equivalents held by or on behalf of Seller;

(b)    any rights of Seller under this Agreement (or under any other agreement between Seller and Buyer entered into on or after the date hereof);

(c)    the assets of the Seller Plans;

(d)    the corporate minute book and equity ownership records of Seller;

(e)    all paper inventory that is more than six months old or not of the grade, weight and trim size currently used by the Seller in publishing the Shape print magazine;

(f)    the postal permit and all postal deposits of the Seller;

(g)    all rights in, to and under the contracts listed in Schedule 1.3(g);

(h) all Tax losses and credits, Tax loss and credit carry forwards and other Tax attributes, all deposits or advance payments with respect to Taxes, and any claims, rights, and interest in and to any refund, credit or reduction of Taxes;
Affiliates;

(i)    Tax Returns, Tax information and Tax records related to the Seller or its

(j) any trade name, trademarks, service marks, domain names or logos using or incorporating the names “American Media,” “AMI,” “Weider” or any variation or derivative thereof;

(k) all records and documents primarily relating to Excluded Assets or to liabilities other than Assumed Liabilities;

(l) all records of Seller and its Affiliates relating to the negotiation and consummation of the transactions contemplated by this Agreement and all records of Seller and its Affiliates prepared in connection with the sale of the Business, including communications with legal counsel representing Seller and the right to assert the attorney-client privilege with respect thereto; notwithstanding the foregoing, (i) Buyer does not waive any of its claims to the attorney-client privilege with respect to the Business and Seller shall cooperate with Buyer’s assertion of those rights in connection with any third-party litigation and (ii) in the event that a dispute arises between the Buyer and a third party (other than a party to this Agreement) after the Closing Date, the Buyer or its Affiliates may assert the attorney-client privilege to prevent disclosure of confidential communications by Seller or its attorneys to such third party.

(m) any rights, claims or causes of action of the Seller against third parties relating to (i) the assets, properties, business or operations of the Business arising out of transactions occurring prior to the Closing Date and (ii) collection of revenues arising from issues of the Brands that predate the Buyer Issues;

(n) the contracts, agreements or understandings of the Seller which have expired prior to the Closing Date; and

(o)    office furnishings.

1.4    Assumed Liabilities and Obligations. At Closing, the Buyer shall assume and discharge only the following liabilities of Seller (the “Assumed Liabilities”):

(a) (i) liabilities for accounts payable which arose prior to the Combination in the ordinary course of business for goods or services actually received by Seller relating to the Buyer Issues of the Brands and any subsequent issues prior to the Combination and (ii) items related to the digital parts of the Business listed on Schedule 1.4(a);

(b)    unearned subscription revenues;

(c) liabilities and obligations under the contracts listed on Schedule 1.4(c) arising after the Closing Date (the “Assumed Contracts”) to the extent such contracts are assigned and assumed at the Closing;

(d) liabilities and obligations arising with respect to newsstand promotions relating to the Buyer Issues of the Brands and subsequent issues;

(e) liabilities and obligations arising with respect to the Purchased Assets from and after the Closing Date (or other date of transfer to Buyer) other than an Excluded Liability; and

(f)    all Taxes apportioned to Buyer pursuant to Section 8.15(a).

1.5 Excluded Liabilities and Obligations. Buyer shall not be the successor to Seller and except as expressly set forth in Section 1.4 above. Buyer shall not assume and shall not be liable or responsible for any debt, obligation or liability of the Business, Seller, or any Affiliate (as hereinafter defined) of Seller or related to the Purchased Assets, the Business, the facilities from which the Business is or was conducted, or any claim against any of the foregoing, of any kind, whether known or unknown, contingent, absolute, or otherwise, all of which are retained by Seller (the “Excluded Liabilities”). Without limiting the foregoing, the term “Excluded Liabilities” shall include:

(a) Except as expressly set forth in Section 8.15(a), (i) liabilities and obligations of the Seller for Taxes of any kind, whether attributable to taxable periods ending before, on, or after the Closing Date, and (ii) Taxes related to the Purchased Assets for any Pre- Closing Tax Period or portion thereof ending on or before the Closing Date or date of the Combination in the case of the print magazine aspects of the Business;

(b) liabilities and obligations to Seller Employees pursuant to the Seller Plans, and all other liabilities and obligations to Seller Employees (including without limitation for accrued or guaranteed bonuses, and accrued vacation, sick leave, holiday pay and tuition reimbursement and stipend obligations) arising from events or occurrences through the Closing Date or date of the Combination (as applicable) (including, for the avoidance of doubt, (A) liabilities to such employees for any equalization, make-whole, gross-up, cost of living or similar Tax or compensation related payments that accrue on or prior to the Closing Date or date of the Combination (as applicable) and (B) any severance or other payment obligation under any employment agreement between Seller and any employee of the Business that accrues on or prior to the Closing Date or date of the Combination (as applicable), including such obligations related to any termination of employment by Seller as a result of or relating to the transactions contemplated hereby or Buyer’s decision not to hire any such Seller Employee as of the Closing Date or date of the Combination (as applicable), but excluding, for the avoidance of doubt, any such obligations related to any termination of employment by Buyer following the Closing Date or date of the Combination (as applicable) and any and all liabilities and obligations arising from or relating to the termination of the Seller Plans, including any administrative or termination costs applicable thereto;

(c) liabilities and obligations for amounts arising under this Agreement and other transaction expenses of Seller;

(d) liabilities and obligations relating to or arising from litigation or any other disputes, if any, pending at the Closing or, to Seller’s Knowledge, threatened, on or prior to the Closing Date, including those matters set forth on Schedule 4.15;

(e) liabilities and obligations (i) arising with respect to products sold or services rendered by Seller or any of its predecessors or Affiliates prior to the Closing Date or (ii) related to all print magazine issues other than the Buyer Issues and subsequent issues;
Affiliates;

(f)    liabilities and obligations relating to Indebtedness of Seller or its

(g)    liabilities and obligations related to Excluded Assets;

(h)    any advertising make good obligations with regard to the print issues of the Brands to the extent they cover any period prior to the Combination;
(i)    all other liabilities and obligations related to the operation of the Business prior to Closing; and

(j)    all Transfer Taxes as provided in Section 8.15(c).

1.6    Nonassignable Contracts.

(a) To the extent that the assignment by Seller of any sales order, statement of work, purchase order, lease, other agreement included in the Assumed Liabilities or Purchased Assets, including the Assumed Contracts, is not permitted without the consent of the other party to the contract or is otherwise prohibited by applicable Law, then this Agreement shall not be deemed to constitute an assignment or an attempted assignment of the same, if such assignment or attempted assignment would constitute a breach thereof. However, unless otherwise agreed as to any particular contract or order (or class thereof), Seller shall use its reasonable best efforts to obtain any and all such consents, approvals and novations before and after Closing.

(b) If any necessary consent, approval or novation is not obtained, Seller shall cooperate with Buyer in any reasonable arrangement designed to provide Buyer with all of the benefits under such contract, lease or order as if such consent, approval or novation had been obtained, including subleases from Seller and, undertakings by Buyer of the work necessary to complete contracts as the agent of Seller with the understanding that Seller shall then invoice the customer for services rendered and promptly remit any amounts actually received to Buyer.

ARTICLE II

PURCHASE PRICE

2.1    Consideration for Purchased Assets. The aggregate consideration to be paid for the Purchased Assets (the “Purchase Price”) shall be Sixty Million Dollars ($60,000,000) (the “Base Purchase Price”) plus (i) the Earnout Amount, if earned pursuant to Section 2.5. As additional consideration, Buyer shall assume the Assumed Liabilities.

2.2    Payment of the Purchase Price. The Purchase Price shall be paid as follows:

(a)    The Base Purchase Price at Closing by wire transfer of immediately available funds to an account designated by Seller (the “Closing Payment”).

(b)    If earned, the Earnout Amount shall be paid by Buyer to Seller pursuant to Section 2.5.

2.3    Reserved.

2.4    Reserved.

2.5    Earnout. Following the Closing, Seller may be entitled to an additional payment from Buyer as set forth in this Section 2.5.

(a) Combination with Fitness. On or about February 27, 2015, Buyer will combine (the “Combination”) the Purchased Assets primarily relating to the Shape Brand with its and its Affiliates’ assets primarily relating to its Fitness Brand (collectively the “Combined Assets”) for both operating and accounting purposes and maintain books and records for the combined operation (the “Shape/Fitness Business”) as a separate accounting unit as further described on Schedule 2.5. Throughout the Earnout Measurement Period (as defined below), Buyer covenants and agrees to operate the Shape/Fitness Business subject to the terms of Schedule 2.5(a).

(b) Calculation of Earnout Amount. The “Earnout Amount” shall be an amount equal to forty percent (40%) of the Adjusted Operating Profit of the Shape/Fitness Business for the period from the Combination through June 30, 2018 (the “Earnout Measurement Period”) and shall be calculated, determined and paid as described on Schedule 2.5(b).

2.6 Allocation of Purchase Price. The Purchase Price, as adjusted pursuant to Section 2.5 and increased by the Assumed Liabilities shall be allocated for income Tax purposes among the Purchased Assets in accordance with the methodology set forth on Schedule 2.6 (the “Allocation Schedule”). The Allocation Schedule shall constitute the definitive schedule allocating the Purchase Price and the Assumed Liabilities among the Purchased Assets for income Tax purposes. Buyer and Seller agree to complete and file Form 8594 and any other required reports in accordance with Section 1060 of the Code, with their respective federal income Tax Returns for the Tax year in which the Closing Date occurs (and any amended Form
8594, if necessary) in a manner consistent with the Allocation Schedule. Neither Buyer nor Seller shall voluntarily take any position inconsistent with the Allocation Schedule in connection with any income Tax proceeding. If any taxing authority disputes the allocation made pursuant to this Section 2.6, the party receiving notice of the dispute shall promptly notify the other party hereto of such dispute and the parties hereto shall cooperate in good faith in responding to such dispute.

ARTICLE III

CLOSING AND TRANSFER OF ASSETS

3.1 Closing. The transfer of assets contemplated by this Agreement (the “Closing”) shall take place at the offices of McDermott Will & Emery LLP, 227 West Monroe Street, Chicago, Illinois 60606-5096 within three (3) business days after the satisfaction or waiver of all of the conditions of the parties to consummate the transactions contemplated hereby (other than conditions with respect to action which the respective parties will take at the Closing itself) or such other date as Buyer and Seller may determine (the “Closing Date”). Upon consummation, the Closing shall be deemed to take place as of 12:01 a.m. on the Closing Date.

3.2    Deliveries by Seller. At the Closing, Seller shall deliver to Buyer the following:

(a)    assignments and consents to assignment with respect to all of the Assumed Contracts;

(b)    any other third-party consents required to consummate the transactions contemplated hereby, as set forth on Schedule 3.2(b);

(c)    a Trademark Assignment substantially in the form attached hereto as Exhibit C (the “Trademark Assignment”);

(d)    a Copyright Assignment substantially in the form attached hereto as Exhibit D (the “Copyright Assignment”);

(e) an officer’s certificate of Seller certifying as to the continued accuracy of the representations and warranties and status of satisfaction and compliance with conditions precedent to the Closing;

(f) to the extent applicable, (i) UCC-3 termination statements in respect of any UCC financing statements filed against, or (ii) evidence of the discharge and/or release of all Encumbrances (except for Permitted Encumbrances) affecting, the Purchased Assets;

(g) a certificate of non-foreign status of Seller, dated as of the Closing Date and conforming to the requirements of United States Treasury Regulations Section 1.1445-2(b)(2); and

(h) such other instruments, agreements or documents as may be reasonably requested by Buyer to carry out the transactions contemplated hereby.

At Closing, Seller shall take all reasonable steps necessary to place Buyer in actual possession and operating control of the Business and the Purchased Assets subject to the terms of the Transition Services Agreement.

3.3    Deliveries by Buyer. At Closing, Buyer shall deliver the following:

(a)    the payments contemplated by Section 2.2 that are payable at Closing;

(b) an officer’s certificate of Buyer certifying as to the continued accuracy of the representations and warranties and status of satisfaction and compliance with conditions precedent to the Closing; and

(c) such other instruments, agreements or documents as may be reasonably requested by Seller or appropriate to carry out the transactions contemplated hereby.

3.4    Closing Agreements.    At Closing, the parties shall execute, acknowledge and deliver the following:

(a) a General Assignment, Bill of Sale and Assumption of Liabilities in substantially the form attached hereto as Exhibit E (the “Bill of Sale”); and

(b)    a Transition Services Agreement in substantially the form attached hereto as Exhibit F (the “Transition Services Agreement”); and

(c) such other instruments, agreements or documents as may be necessary or appropriate to carry out the transactions contemplated hereby.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES WITH RESPECT TO SELLER AND THE BUSINESS

Subject to the disclosures set forth in the Schedule of Exceptions delivered to Buyer concurrently with the parties’ execution of this Agreement (the “Schedule of Exceptions”) (each of which disclosures shall relate to and modify only the representation and warranty under which such disclosure is made unless (i) another section is specifically cross referenced or (ii) the applicability of such disclosure to another section or representation and warranty is reasonably apparent on its face), Seller represents and warrants to Buyer as set forth below as of the date of this Agreement and as of the Closing Date.

4.1 Authority. Seller has full right, power and authority to execute and deliver this Agreement and the Ancillary Agreements to which it is a party and to carry out the transactions contemplated hereby and thereby. All acts or proceedings required to be taken by Seller to authorize the transactions contemplated hereby and the execution, delivery and performance of this Agreement, the Ancillary Agreements to which Seller is a party, and all transactions contemplated hereby and thereby have been duly and properly taken.

4.2 Validity. This Agreement has been, and the Ancillary Agreements to which Seller is a party have been (or, in the case of such agreements to be executed after the date hereof and at or prior to Closing, will be), and the documents to be delivered by Seller at Closing will be, duly executed and delivered and assuming the due execution and delivery of the other parties hereto or thereto, do constitute or will constitute as the case may be, valid and legally binding obligations of Seller, enforceable in accordance with their respective terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors’ rights generally and by general equitable principles (regardless of whether enforcement is sought in a proceeding at law or in equity). Except as set forth in Section 4.2 of the Schedule of Exceptions, the execution and delivery by Seller of this Agreement and the Ancillary Agreements to which Seller is a party and the consummation of the transactions contemplated hereby and thereby will not result in the creation of any Encumbrance (except for Permitted Encumbrances) of any kind upon the Purchased Assets or the termination or acceleration of any Indebtedness or other obligation of Seller, and are not prohibited by, do not violate or conflict with any provision of, and do not constitute a default under or a breach of (a) Seller’s Charter or by-laws, (b) any note, bond, indenture, contract, agreement, permit, license or other instrument to which Seller is a party or by which Seller or any of the Purchased Assets is bound, (c) any order, writ, injunction, decree or judgment of any Governmental Body applicable to Seller, or (d) any Law applicable to Seller. Except as set forth in Section 4.2 of the Schedule of Exceptions, no Consent of any Person, including any Governmental Body, is required for the execution and delivery by Seller of this Agreement, the Ancillary Agreements to which Seller is a party, the documents to be delivered at Closing or the consummation by Seller of the transactions contemplated hereby and thereby.

4.3    Due Organization.

(a) Seller is duly organized, validly existing and in good standing under the Laws of its jurisdiction of formation, and has full power and authority and all requisite rights, licenses, permits and franchises to own, lease and operate the Business as currently conducted. Seller is duly licensed, registered and qualified to do business and is in good standing in all jurisdictions in which the ownership, leasing or operation of the Business requires such qualification, except where the failure by Seller to be so qualified, licensed, authorized or in good standing in any such jurisdiction would not either individually or in the aggregate reasonably be expected to have a Material Adverse Effect. Section 4.3 of the Schedule of Exceptions sets forth each state or other jurisdiction in which Seller is licensed or qualified to do business.

4.4 Financial Statements. The unaudited financial statements of the Business for the years ended March 31, 2012, March 31, 2013, and March 31, 2014 and the financial statements as of and for the nine (9) month period then ended December 31, 2014 (the “Interim Financial Statements”) are set forth in Section 4.4 of the Schedule of Exceptions (collectively, the “Financial Statements”). The Financial Statements (a) are correct and complete in all material respects as of the dates and for the periods indicated therein, (b) are in accordance with the books of account and records of Seller and the Business, (c) present fairly in all material respects the financial condition and consolidated results of operations of the Business as of the dates and for the periods indicated therein and (d) were prepared on an accrual basis in accordance with Seller’s historical accounting practices. The books of account and other records of Seller with respect to the Business are correct and complete in all material respects and are maintained in accordance with good business practices and are accurately reflected on the Financial Statements.

4.5 Interim Change. Except as set forth in Section 4.5 of the Schedule of Exceptions, since December 31, 2014, Seller has operated the Business only in the ordinary course of business, consistent with past practices, and there has not been, with respect to the Business or the Brands:

(a)    any Material Adverse Effect;

(b) any damage, destruction or loss to or of any of the Purchased Assets, whether or not covered by insurance, in excess of $500,000 in the aggregate;

(c)    any forgiveness, cancellation or waiver of any material rights of Seller;

(d) any disposition or series of related dispositions of assets of Seller, other than in the ordinary course of business in an aggregate amount not exceeding $500,000;

(e) any increase in the compensation or benefits payable or to become payable by Seller to (i) employees of the Business (other than for increases in the ordinary course of business consistent with past practice), or (ii) individual consultants or individual independent contractors who provide services to the Business in exchange for compensation in excess of $75,000 per year or $300,000 per year in the aggregate;

(f) any change in the accounting methods, principles or practices followed by Seller, or any change in depreciation or amortization policies or rates adopted therein other than changes required by changes in GAAP;

(g)    any change in credit practices as to customers;

(h) any incurrence of any Encumbrance on any of the Purchased Assets (other than Permitted Encumbrances);

(i) any sale, assignment, transfer, license or other disposition of any material Intellectual Property Rights used primarily in the Business, other than the licensing of Intellectual Property Rights in the ordinary course of business consistent with past practice; or

(j) any promotional, sales, discount or other activity that has or could reasonably be expected to have the effect of accelerating sales prior to the Closing that would otherwise be expected to occur subsequent to the Closing.

Except as set forth in Section 4.5 of the Schedule of Exceptions, since December 31, 2014, there has not been any agreement, commitment or understanding by Seller, to do any of the foregoing described in clauses (a) through (j) above.

4.6    Reserved.

4.7 Insurance. Section 4.7 of the Schedule of Exceptions sets forth an accurate and complete list (including name of the insurer, coverage and expiration date) of all insurance policies maintained by Seller with respect to the Business or the Brands (“Insurance”). All Insurance has been issued under valid and enforceable policies or binders for the benefit of Seller and each are in full force and effect.

4.8    Title to Assets.

(a) Except as set forth in Section 4.8(a) to the Schedule of Exceptions or otherwise designated as an Excluded Asset, the Purchased Assets include all of the assets and rights of Seller which are primarily used in, or necessary for, the conduct of the Business or the ownership of the Brands as currently conducted, and no assets or rights which are primarily used in, or necessary for, the conduct of the Business or the ownership of the Brands as currently conducted are owned or held by any Person other than Seller. All of the Purchased Assets are (i) in normal operating condition and repair, ordinary wear and tear excepted and (ii) adequate and sufficient for the continuing conduct of the Business as currently conducted.

(b) Seller has good and marketable title to all of the Purchased Assets, free and clear of all Encumbrances, except for (i) Purchased Assets validly leased from third parties and (ii) Permitted Encumbrances.

4.9    Reserved.

4.10    Personal Property Leases. Section 4.10 of the Schedule of Exceptions sets forth an accurate, correct and complete list of all leases of tangible personal property that (a) are used in, or necessary for the operation of, the Business as currently conducted, and (b) provide for payments by Seller in excess of $250,000 per year (the “Personal Property Leases”). Seller has been in peaceable possession of the property covered by each Personal Property Lease since the commencement thereof.

4.11 Customers and Suppliers. All contracts or agreements with customers, clients, licensors, licensees and suppliers of Seller with respect to the Business were entered into by or on behalf of Seller in the ordinary course of business and on an arms-length basis with the other party thereto. Section 4.11 of the Schedule of Exceptions sets forth an accurate, correct and complete list of the ten (10) largest customers and clients, including licensees, and the ten (10) largest suppliers, including licensors, of the Business, determined on the basis of revenues from items sold or licensed or services provided (with respect to customers, clients or licensees) or costs of items purchased or licensed (with respect to suppliers or licensors) for (x) the eleven (11) month period ended November 30, 2014 with respect to suppliers or (y) the issues of the Brands specified therein with respect to advertisers. No material customer or client, licensee, supplier or licensor of the Business, including without limitation those listed on Schedule 4.11 of the Schedule of Exceptions, has ceased to do business or materially reduced their business with Seller for any reason or indicated an intention to do so and, to Seller’s Knowledge, no material customer or client, licensee, supplier or licensor, including without limitation those listed on Schedule 4.11 of the Schedule of Exceptions, is threatened with bankruptcy or insolvency.

4.12 Licenses and Permits. Section 4.12 of the Schedule of Exceptions contains an accurate, correct and complete list of each material license, permit, certificate, approval, exemption, franchise, registration, variance, accreditation or authorization currently issued to Seller with respect to the Business by a Governmental Body or that are known by Seller to be required by a Governmental Body in the future in order to conduct the Business as presently conducted by Seller (collectively, the “Licenses and Permits”). The Licenses and Permits are valid and in full force and effect and there are no pending or, to Seller’s Knowledge, threatened proceedings which could result in the termination, revocation, limitation or impairment of any License or Permit. Seller has all Licenses and Permits as are necessary or appropriate in order to enable Seller to own and conduct the Business as it is presently conducted and to occupy and lease its real property, and no third party has asserted in writing that others are required, in all cases except for such Licenses and Permits as are not material to the Business. All Licenses and Permits will continue to be in full force and effect in accordance with their respective terms immediately after the Closing and the Combination, subject to obtaining any required Consents disclosed in Section 4.12 of the Schedule of Exceptions. No violations have been recorded by any Governmental Body in respect of any Licenses and Permits, and, to Seller’s Knowledge, there is no meritorious basis therefor.

4.13    Material Contracts.

(a) Section 4.13(a) of the Schedule of Exceptions sets forth an accurate, correct and complete list of all instruments, commitments, agreements, arrangements and understandings, whether oral or written, (other than this Agreement or any of the Ancillary Agreements) to which Seller is a party or bound and that primarily relate to the Business or the Brands, or by which any of the Purchased Assets are subject or bound, and are not otherwise designated as an Excluded Asset, meeting any of the descriptions set forth below:

(i) any contract with any current customer or client of Seller (A) with respect to which Seller recognized cumulative revenue during the year ended March 31, 2014 in excess of $500,000 (B) that contains most favored customer pricing provisions;

(ii) any contract with any supplier of goods (including software) and/or services with respect to which Seller made cumulative expenditures during the year ended March 31, 2014 greater than $500,000;

(iii) contracts that contain provisions granting any exclusive rights, rights of first refusal, rights of first negotiation or similar rights to any Person;

(iv) any contract limiting in any respect the right of Seller to engage in any line of business, compete with any Person in any line of business or the manner or locations in which any of them may engage, or that otherwise prohibits or limits the right of Seller to make, sell or distribute any products or services;

(v)    any contract with any Affiliate of Seller;

(vi)    any contract relating to or evidencing Indebtedness;

(vii) any joint venture, partnership or cooperative arrangement or any other agreement involving a sharing of profits or costs;

(viii) any contract pursuant to which Seller has been granted or otherwise receives any right to use third party intellectual property rights or third party Software used by Seller primarily in the Business (each such contract a “Third Party License”) except for licenses for third party commercially available Software that (A) is used for internal business purposes, such as word processing, financial, database or other business software, and (B) has an individual acquisition cost of $50,000 or less;

(ix) any Assumed Contract prohibiting the Seller from exploiting any Intellectual Property Rights in any way, other than non-material contracts entered into by Seller in the ordinary course of the Business;

(x) any Assumed Contract under which the Seller is required to indemnify any third party for or against any interference, infringement, dilution, misappropriation, or violation with respect to any Intellectual Property Rights, other than non- material contracts entered into by Seller in the ordinary course of the Business;

(xi) any Third Party Licenses pursuant to which any annual royalty or other fees in excess of $200,000 is payable by Seller for the use of or right to use any Intellectual Property Rights;

(xii) other than contracts entered into with customers or clients in the ordinary course of business, any contract pursuant to which Seller has licensed, authorized or otherwise permitted any third party to use, distribute or otherwise exploit the Intellectual Property Rights with respect to which Seller recognized cumulative revenue during the year ended March 31, 2014 in excess of $250,000;

(xiii) any contract for the purchase or sale of any assets of Seller, other than in the ordinary course of business, or any contract granting an option or preferential right to purchase or sell any assets of Seller in excess of $250,000;

(xiv) any contract relating to the acquisition by Seller of a business or the equity interests of any other Person; and

(xv) (a) any other contract, commitment, agreement, arrangement or understanding (other than those excluded by an express exception from the descriptions set forth in the subsections above) which provides for payment or performance by either party thereto having an aggregate value of $250,000 or (b) any contract or agreement with a Governmental Body; and

(xvi)    any other contract that is otherwise material to the Business.

The foregoing, together with the Personal Property Leases are collectively referred to as the “Material Contracts.”

(b) Accurate, correct and complete copies of each Material Contract have been delivered to Buyer. Each Material Contract is in full force and effect and is valid, binding and enforceable with respect to the applicable Seller and, to Seller’s Knowledge, with respect to each other party thereto, in accordance with its terms. Seller and, to Seller’s Knowledge, each other party thereto has complied in all material respects with all commitments and obligations on its part to be performed or observed under each Material Contract. No event has occurred which is or, after the giving of notice or passage of time, or both, would constitute a default under or a breach of any Material Contract by Seller, or, to Seller’s Knowledge, by any other party. Seller has not received or given notice of an intention to cancel or terminate a Material Contract or to exercise or not exercise options or rights under a Material Contract. Except as set forth in Section 4.13(b) of the Schedule of Exceptions, the consummation of the transactions contemplated hereby, without notice to or Consent of any party, will not constitute a default under or a breach of any provision of a Material Contract, and each Material Contract will continue to be in full force and effect in accordance with its terms immediately after the Closing.

4.14    Tax Matters. Except as set forth in Section 4.14 of the Schedule of Exceptions:

(a) Seller has filed or caused to be filed all material Tax Returns with respect to the Business or the Brands that it was required to file. All such Tax Returns were correct and complete in all materials respects. All Taxes required to be paid by Seller or its predecessors or Affiliates with respect to the Business or the Brands (whether or not shown on any Tax Return) have been paid. Other than Permitted Encumbrances, there are no Tax Encumbrances on any of the Purchased Assets.

(b) Seller has withheld and paid all Taxes, or made provision for the withholding and payment of all Taxes, required to have been withheld and paid in connection with amounts paid or owing to any employee, independent contractor, creditor, stockholder, member, equityholder or other third party, including any Persons providing services through an employee leasing arrangement, in each case, with respect to the Business or the Brands.

4.15 Legal Proceedings. Except as set forth in Section 4.15 of the Schedule of Exceptions, Seller is not engaged in or a party to or, to Seller’s Knowledge, threatened in writing with any action, suit, proceeding, complaint, charge, hearing, investigation or arbitration or other method of settling disputes or disagreements primarily related to the Business or the Brands that could reasonably be expected to result in liability to Seller in excess $100,000. Seller has not received written notice of any investigation, threatened or contemplated, by any Governmental Body related to the Business or the Brands, including those involving the safety of products, breach of the privacy or security of personal information, the working conditions of employees of the Business, the employment practices or policies of Seller with respect to the Business, or compliance with environmental regulations. Neither Seller nor any of the Purchased Assets is subject to any judgment, order, writ, injunction, stipulation or decree of any court or any Governmental Body or any arbitrator related to the Business or the Brands. There is no outstanding order, writ, injunction, judgment or decree by any court or any Governmental Body or any action pending or, to Seller’s Knowledge, threatened against Seller relating to the transactions contemplated hereby or which seeks to prevent, restrict or delay the consummation of the transactions contemplated hereby.

4.16    Environmental Matters.

(a) In connection with the Business, Seller has complied in all material respects with and is in compliance in all material respects with all applicable Environmental Laws. In connection with the Business, Seller is not subject to any existing, pending or, to Seller’s Knowledge, threatened proceedings under any Environmental Laws, and no material expenditures are or will be required by Seller in order to comply with any existing Environmental Law. In connection with the Business, Seller has not sent, arranged for disposal or treatment, arranged with a transporter for transport for disposal or treatment, transported, or accepted for transport any Hazardous Materials. In connection with the Business, Seller does not store, generate or produce any Hazardous Materials in quantities or in a manner which violates any Environmental Law or which could give rise to any material liability thereunder.

(b) There has not been any contamination of groundwaters, surface waters, soils or sediments as a result of the manufacture, storage, processing, loss, leak, escape, spillage, disposal or other handling or disposition by or on behalf of Seller of any Hazardous Materials on or prior to the Closing Date in violation of Environmental Laws in connection with the Business.

4.17 Compliance with Law. Seller has complied in all material respects for the past three years and is in compliance in all material respects with all applicable Laws related to the Business and the Brands. Seller has complied in all material respects and is in compliance in all material respects with all licensing requirements, decrees, awards, orders or the like of any Governmental Body applicable to the Business or the Brands, and there is not and will not be any liability arising from or related to any violations thereof existing on or prior to Closing. No written notice from any Governmental Body or other Person of any violation of any Law has been received by Seller with respect to the Business or the Brands, and Seller has no Knowledge of any reasonable basis therefor.

4.18    Intellectual Property.

(a) Section 4.18(a) of the Schedule of Exceptions contains a complete list and description of all registered Intellectual Property Rights or applications pending therefor for Trademarks (including domain names), Copyrights, and Patents included in the Intellectual Property Rights and all unregistered trademarks or service marks that are material to the Business and owned by Seller (collectively the “Registered Intellectual Property”). All necessary registrations, maintenance or annuity, and renewal, maintenance or other fees in connection with such Registered Intellectual Property have been made for each item of Registered Intellectual Property; all necessary documents and certificates in connection with such Registered Intellectual Property have been filed with and all relevant fees have been paid to the relevant patent, copyright, trademark or other authorities in the United States or foreign jurisdictions, as the case may be, for the purposes of maintaining such Registered Intellectual Property; and all patent, trademark, service mark and copyright applications have been duly filed. All payments due and payable in respect of such listed registrations, applications and renewals have been paid as of the date hereof. Except as set forth in Section 4.18(a) of the Schedule of Exceptions, there are no outstanding deadlines of any patent, copyright or trademark office (or any analogous office or registry anywhere in the world) in relation to such Registered Intellectual Property that will expire within three months of the date hereof. In the last two years, except as set forth in Section 4.18(a) of the Schedule of Exceptions, no settlements, consents, covenants not to sue or nonassertion assurances or releases have been entered into by Seller or to which Seller is bound that adversely affect Seller’s right or ability to own, make, use, transfer, encumber, assign, license, distribute, convey, sell or otherwise exploit any Registered Intellectual Property Rights or material unregistered Intellectual Property Rights owned by Seller or otherwise necessary for the operation of the Business.

(b) Except as set forth in Section 4.18(b) of the Schedule of Exceptions, Seller owns all right, title and interest in each item listed in the Registered Intellectual Property Rights, in each case free and clear of any material Encumbrance (except for Permitted Encumbrances) and has the sole and exclusive right to bring actions for infringement and misappropriation of the Intellectual Property Rights.

(c) Other than items that are addressed in the Transition Services Agreement, each Intellectual Property Right owned by Seller immediately prior to the Closing will be owned by Buyer immediately subsequent to the Closing on substantially similar terms and conditions as owned by Seller immediately prior to the Closing. Except as set forth in Section 4.18(c) of the Schedule of Exceptions, no third party consent or approval is required to effect the transfer of the Intellectual Property Rights.

(d) Seller has a policy requiring each employee or contractor to execute confidentiality agreements. All employees, agents, consultants, contractors or other persons who have contributed to or participated in the creation or development (on behalf of Seller) of any Intellectual Property Rights have executed a confidentiality agreement with Seller and also either: (i) are a party to a “work-for-hire” agreement under which Seller is deemed to be the original owner/author of the copyrights therein; (ii) are or were employees of Seller and created or developed such item within the scope of their employment, or (iii) have executed an assignment or an agreement to assign in favor of Seller of all of their right (including all moral rights), title and interest in their Intellectual Property Rights in such creation or development. No employee or independent contractor of Seller has entered into any agreement, contract, obligation, promise or undertaking (whether written or oral and whether express or implied) that restricts or limits in any way the scope of the Intellectual Property Rights or requires the employee or independent contractor to transfer, assign or disclose information concerning the Intellectual Property Rights to anyone other than Seller.

(e) Seller has not licensed the Seller Software to any third party other than distributors and end users. Seller exclusively owns and possesses the documentation and source code for the Seller Software. The Seller Software has not manifested any material operating problem which appears to be incapable of remediation in the ordinary course of business of Seller as currently conducted.

(f) Except as set forth in Section 4.18(f) of the Schedule of Exceptions, no Seller Software distributed by the Business contains, is derived from, is distributed with open source code that is licensed under any terms that impose a requirement or condition that any Seller Software or part thereof: (1) be disclosed or distributed in source code form; (2) be licensed for the purpose of making modifications or derivative works; or (3) be redistributable at no charge.

(g) In the last three years, Seller has not materially infringed any intellectual property rights of any third party, and the continued operation of the Business consistent with past practices will not materially infringe any intellectual property rights of a third party. In the last three years, no written claims of any kind have been made or asserted by any party against Seller or, to the Seller’s Knowledge, against, or to, the employees, agents or contractors, customers, vendors, suppliers, or distributors, claiming or alleging that the Business or any of the Business’s products (including products currently under development), services or methods of operation materially infringe, have infringed, contribute to infringement or induce the infringement of, or misappropriate the intellectual property rights of any third party, violate any right of any Person (including rights to privacy or publicity) or constitute unfair competition, nor is Seller aware of or on notice of any such infringement, misappropriation or violation.

(h) Except as set forth in Section 4.18(f) of the Schedule of Exceptions, in the past three years, no claims of any kind have been made by Seller against any third party that, and Seller does not have any Knowledge that, any third party infringes, or has in the past three years infringed, misappropriates, or misappropriated, any Intellectual Property Rights.

(i) Except as set forth in Section 4.18(i) of the Schedule of Exceptions, there are no contracts, licenses, software escrows, and other agreements between Seller and any other Person or third party with respect to the Intellectual Property Rights with respect to which Seller has received notice or is aware of any dispute that could reasonably be considered to be a dispute regarding the scope of such agreement, or performance under such agreement including with respect to any payments to be made or received by Seller thereunder.

(j) Except for the rights licensed to the Seller in the Material Contracts, the Registered Intellectual Property rights constitute all intellectual property rights that are material and necessary for the conduct of the Business as currently conducted by Seller.

(k) The Internet domain names and URLs included in the Intellectual Property Rights (together with any content and other materials accessible and/or displayed thereon) will continue to operate and will continue to be accessible to Internet users after the Closing Date.

4.19    Reserved.

4.20    Employees and Subcontractors.

(a) Section 4.20(a) of the Schedule of Exceptions contains a list of all (i) employees of Seller employed in the Business (collectively, the “Seller Employees”) as of the date hereof, along with the position, date of hire, annual rate of base compensation and the estimated or target annual incentive compensation of each such person and whether such employee is on a leave of absence, (ii) individual independent contractors or leased employees of Seller who provide services to the Business in exchange for compensation in excess of $75,000 per year, along with the position, commencement date of service and rate of compensation of each such person, and (iii) severance, change of control or other similar payment obligations owed any person listed in clauses (i) or (ii) of this Section 4.20(a) or that are or may become payable as a result of the transactions contemplated hereby. Each Seller Employee has entered into a confidentiality agreement with the Seller. Except for contracts entered into between the Seller Employees and Seller, to Seller’s Knowledge, no Seller Employee is party to a contract that contains a covenant that limits or purports to limit the ability of any Seller Employee to compete in any line of business or with any Person or in any geographic area or during any period of time. To Seller’s Knowledge as of the date hereof, no key Seller Employee has any plans to terminate employment with Seller within the next twelve months.

(b) Seller has complied in all respects for the past three years and is currently in compliance in all material respects with all applicable Laws respecting employment, immigration, occupational health and safety, and wages and hours, in each case, with respect to their current and former employees of the Business, except where the failure by Seller to do so would not either individually or in the aggregate reasonably be expected to have a Material Adverse Effect. Within the past three years, to Seller’s Knowledge, there have been no union organizing, hand billing, or corporate campaigns by any labor union which have targeted employees of the Business and, to Seller’s Knowledge, no such activities are pending or threatened. Within the past three years, there have been no group work stoppages, walk outs, labor strikes, slowdowns, picketing or other similar collective, concerted action against Seller by employees of the Business or election petitions or applications for certification by any labor union with respect to employees of the Business, and none of the foregoing are pending, or to Seller’s Knowledge, threatened. Seller is not a party to or bound by any collective bargaining agreement or other agreement with a union which applies to employees of the Business, and no such agreement is currently being negotiated. There are no charges, complaints, lawsuits, or other administrative or judicial proceedings pending or, to Seller’s Knowledge, threatened in writing, against the Seller by or involving the employment of any employee or former employee of the Business, or the engagement of any individual consultant or individual independent contractor who provides services to the Business. With respect to all individuals who have performed services for the Business within the past three years or who otherwise have claims for compensation from Seller with respect to the Business within the past three years, Seller has complied in all respects with all applicable Laws, including without limitation the Code and ERISA, related to classification as an employee or an independent contractor , and (if applicable) classification as either exempt or nonexempt under the Fair Labor Standards Act and its applicable state Law equivalents, except where the failure by Seller to do so would not either individually or in the aggregate reasonably be expected to have a Material Adverse Effect. For the past three years, Seller has complied in all material respects with the requirements of the federal Worker Adjustment and Retraining Notification Act and any similar foreign state, or local plant closing or collective dismissal Laws (collectively, the “WARN Act”). Except as disclosed on Section 4.20(b) of the Schedule of Exceptions, no former employees of Seller previously employed in Seller’s New York office has incurred an “employment loss” (as defined in the WARN Act) in the prior 90 days.

4.21    Employee Benefits.

(a) Section 4.21(a) of the Schedule of Exceptions contains a complete and accurate list of all Seller Plans. Each Seller Plan has been operated and administered in accordance with its terms and applicable Law and administrative or governmental rules and regulations, including ERISA and the Code, except to the extent any noncompliance would not result in any material liability imposed upon the Buyer. Seller, its Affiliates and all Seller Plans have at all times been and are at Closing in material compliance with the currently applicable provisions of ERISA and the Code and other applicable federal, state, local and foreign Laws and the regulations thereunder (including, without limitation, section 4980B of the Code, Subtitle K, Chapter 100 of the Code and sections 601 through 608 and section 701 et seq. of ERISA). Each Seller Plan that is intended to be qualified under section 401(a) of the Code (i) has received a favorable determination letter from the IRS to the effect that the Seller Plan is qualified under section 401(a) of the Code and the trust related thereto is exempt from federal income Tax under section 501(a) of the Code, or (ii) is maintained under an IRS approved prototype plan with respect to which Seller may reasonably rely on the opinion letter issued to the prototype sponsor as to the Seller Plan’s qualified status. At no time has Seller or any of Seller’s Affiliates been obligated to contribute to any “multiemployer plan” (as defined in section 4001(a)(3) of ERISA).

4.22    Foreign Corrupt Practices Act.

(a) Seller (including, any of Seller’s officers or managers or to Seller’s Knowledge, any of its agents, distributors, employees or other Person associated with or acting on their behalf) has not, directly or indirectly, taken any action which would cause it to be in violation of the Foreign

Corrupt Practices Act of 1977, as amended, or any rules or regulations thereunder or any similar anti-corruption or anti-bribery Laws applicable to Seller in any jurisdiction other than the United States (in each case, as in effect at the time of such action) (collectively, the “FCPA”), or used any corporate funds for unlawful contributions, gifts, entertainment or other unlawful expenses relating to political activity, made, offered or authorized any unlawful payment to foreign or domestic government officials or employees, whether directly or indirectly, or made, offered or authorized any unlawful bribe, rebate, payoff, influence payment, kickback or other similar unlawful payment, whether directly or indirectly.

(b) None of Seller nor, to Seller’s Knowledge, any personnel of Seller, or any other Person on behalf of Seller, has made or authorized, directly or indirectly, any payment of funds of, or relating to, Seller that is prohibited by any Law, including Laws relating to bribes, gratuities, kickbacks, lobbying expenditures, political contributions and contingent fee payments.

4.23 Brokers and Change of Control Payments. Except as set forth in Section 4.23(a) of the Schedule of Exceptions, no broker, investment banker, financial advisor or other Person is entitled, based on arrangements made by or on behalf of Seller, to (a) any broker’s, finder’s, financial advisor’s or other similar fee or commission or (b) any change of control, severance or similar payment, in each case in connection with the transactions contemplated by this Agreement.

4.24 Financial Controls. Seller maintains accurate books and records reflecting its assets and liabilities and maintains proper and adequate internal accounting controls which provide assurance that (a) transactions are executed with management’s authorization; (b) transactions are recorded as necessary to permit preparation of the financial statements of Seller and to maintain accountability for Seller’s assets; (c) access to Seller’s assets is permitted only in accordance with management’s authorization; (d) the reporting of Seller’s assets is compared with existing assets at regular intervals; and (e) accounts, notes and other receivables and inventory are recorded accurately, and proper and adequate procedures are implemented to effect the collection thereof on a current and timely basis.

4.25    Data Privacy.

(a)    A privacy statement regarding the collection, retention, use and distribution of personally identifiable information (“PII”) of individuals visiting the websites of the Business, is posted and accessible to individuals on the Business’ websites (the “Business Privacy Policy”). The Business Privacy Policy is, and all privacy statements used by the Business in the past three years were at all times while such privacy statements were used or in effect, accurate and materially consistent with the Business and the Seller’s actual practices with respect to the collection, retention, use and disclosure of PII. PII includes without limitation name, phone number, address, email address, user name, and password

(b)    The Seller has technological and procedural measures in place to reasonably protect PII collected by the Business against loss, theft and unauthorized access or disclosure, which measures are, as a whole, not less protective and comprehensive than those that would be taken by reasonably prudent business persons operating in the industry of the Business. The Business’s online services are not directed to children under the age of thirteen and the Seller does not have Knowledge that children under the age of thirteen are providing information to the Business or the Seller. The Seller and the Business do not sell, rent or otherwise make available to third parties any PII collected by the Seller through the Business, except in accordance with the Business Privacy Policy.

(c)    The Business Privacy Policy reasonably describes the Business’s use of cookies, web beacons and other online tracking technologies, which descriptions are accurate and not misleading.

(d)    The Business has taken commercially reasonable steps and implemented commercially reasonable procedures to protect its information technology systems from unauthorized access. Except as set forth in Section 4.235(d) of the Schedule of Exceptions, to the Knowledge of the Seller, there have been no unauthorized intrusions or breaches of the security of the Business’s information technology systems.

(e) The Seller has (i) complied in all material respects with the Business Privacy Policy and all applicable Laws governing the collection, sharing, use or security of PII that is possessed or otherwise controlled by the Seller in the operation of the Business and (ii) implemented and maintained a system of internal controls sufficient to provide reasonable assurance that the Business complies in all material respects with such policy and requirements of Law, including by implementing technological and procedural measures to reasonably protect PII primarily used in the Business against loss, theft and unauthorized access or disclosure.

(f) With respect to the Business, Seller (i) to Seller’s Knowledge, is not under investigation by any Governmental Body for a violation of any information privacy or security law; (ii) has not received any notices from the United States Department of Health and Human Services Office for Civil Rights, Department of Justice, Federal Trade Commission, or the Attorney General of any state or territory of the United States relating to any such violations; (iii) has not received any complaints, notices or other written communications from any Person alleging a violation of any information privacy or security law; or (iv) has not acted in a manner, is not aware of any incident or by the exercise or reasonable diligence would be aware of any incident, that would trigger a notification or reporting requirement under any HIPAA Business Associate agreement or any information privacy or security laws.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF BUYER

5.1 Representations and Warranties of Buyer. Buyer represents and warrants to Seller that the statements contained in this Section 5.1 are true and correct as of the date hereof and as of the Closing Date, except as set forth in the Schedule of Exceptions:

(a) Authority. Buyer has full right, power and authority to execute and deliver this Agreement and the Ancillary Agreements to which it is a party and to consummate the transactions contemplated hereby and thereby. All acts or proceedings required to be taken by Buyer to authorize the execution, delivery and performance of this Agreement, the Ancillary Agreements to which it is a party and all transactions contemplated hereby and thereby have been duly and properly taken.

(b) Validity. This Agreement has been and the Ancillary Agreements to which Buyer is a party have been (or, in the case of such agreements to be executed after the date hereof and at or prior to Closing, will be), and the documents to be delivered at Closing will be, duly executed and delivered and assuming the due execution and delivery of the other parties hereto and thereto, do constitute or will constitute, as the case may be, valid and legally binding obligations of Buyer, enforceable in accordance with their respective terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors’ rights generally and by general equitable principles (regardless of whether enforcement is sought in a proceeding at law or in equity). The execution and delivery by Buyer of this Agreement and the Ancillary Agreements to which it is a party and the consummation of the transactions contemplated hereby and thereby will not result in the creation of any Encumbrance of any kind (except for Permitted Encumbrances) upon the assets of Buyer or the termination or acceleration of any Indebtedness or other obligation of Buyer, and are not prohibited by, do not violate or conflict with any provision of, and do not constitute a default under or a breach of (a) the governing documents of Buyer, (b) any note, bond, indenture, contract, agreement, permit, license or other instrument to which Buyer is a party or by which Buyer or any of its assets is bound, (c) any order, writ, injunction, decree or judgment of any Governmental Body applicable to Buyer, or (d) any Law applicable to Buyer. No Consent of any Person is required for the execution and delivery by Buyer of this Agreement, the Ancillary Agreements, the documents to be delivered at Closing or the consummation by Buyer of the transactions contemplated hereby and thereby.

(c) Due Organization. Buyer is a corporation duly organized, validly existing and in good standing under the Laws of the State of Iowa.

(d) Brokers. No broker, investment banker, financial advisor or other Person is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Buyer.

ARTICLE VI

EMPLOYEES

6.1    Continued Association With the Business. On or prior to the date of the Closing
Buyer expects to offer employment on an at will basis to certain Seller Employees who are involved in the digital business with the expectation that such employment would commence on the Closing Date (the “Closing Date Employees”) . On or prior to the date of the Combination, Buyer will offer employment on an at-will basis to certain other Seller Employees that it selects in its sole discretion; provided that Buyer intends to extend such offers to at least forty (40) full- time Seller Employees, including the Closing Date Employees. Seller agrees to use its reasonable best efforts to encourage such Seller Employees to accept employment with Buyer. Each offer shall be for a position that is substantially comparable (including with respect to compensation and benefits) to the position the Seller Employee held with Seller immediately prior to the Closing Date. Each Seller Employee who accepts Buyer’s offer of employment and commences employment with Buyer shall be referred to as a “Transferred Employee” for purposes of this Agreement. Nothing herein shall prevent Buyer from terminating the employment of any such Transferred Employee at any time and for any reason after the date that is 90 days following the date of the Combination. All employment offers made to the Seller Employees by Buyer pursuant to this Section 6.1 are subject to the applicable Seller Employee’s completion and submission to Buyer of (i) Buyer’s standard agreements related to confidentiality, nonsolicitation, noncompetition, and protection of intellectual property, (ii) Buyer’s employment application, including successful completion of Buyer’s standard background check, (iii) Form I-9, and (iv) any other documents required to be submitted by similarly situated employees of Buyer as a pre-condition to employment with Buyer.

6.2 Severance. Concurrently with the Combination, Seller shall terminate the employment of all Transferred Employees, and shall pay to each such employee any amounts (if any) due and owing through the applicable termination date with respect to earned but unused vacation, personal time, sick time, and other paid time off, any accrued salary, bonuses, wages, commissions, severance, change in control or other special bonus payments, in each case only to the extent that such amounts are due and payable pursuant to a Seller Plan or applicable Law (it being understood that any accrued but not yet payable amounts shall be paid after the applicable termination date subject to the terms of the Seller Plans). For the avoidance of doubt, no Transferred Employee will be entitled to severance or other termination-related payments or benefits in connection with any termination of employment by Seller in accordance with the immediately preceding sentence. Seller shall be responsible for any notice obligations incurred under the WARN Act solely as a result of its actions up to and including the date of the Combination. Buyer does not assume any liability and Seller expressly assumes all liabilities for any claim for severance made by any Seller Employee whose employment terminates (or who gives or receives notice to terminate their employment) prior to the date of the Combination. Except as set forth in Schedule 2.5(b)(1), Seller does not assume any liability and Buyer expressly assumes all liabilities for any claim for severance made by any Transferred Employee who terminates employment after the date of the Combination. Notwithstanding the foregoing sentence, Seller agrees to reimburse Buyer for any severance obligation owed or paid by any Buyer Plan (as defined below) to a Transferred Employee (i) whose pending visa application is not approved after the Combination or (ii) whose H1-B visa cannot be transferred to Buyer.

6.3 No Assumption of Employee Liabilities. Except to the extent expressly provided herein: (i) all responsibilities, commitments, and/or liabilities for or relating to the employment of any Seller Employee who becomes a Transferred Employee incurred or arising out of such employment or engagement prior to the Closing Date or date of the Combination, as applicable, and (ii) all responsibilities, commitments, and/or liabilities for or relating to the employment of any Seller Employee or service provider who does not become a Transferred Employee shall be retained by Seller and shall constitute Excluded Liabilities.

6.4 Seller Plans. Seller will retain responsibility for, by insurance or otherwise, all Seller Plan liabilities, expenses and benefits. Seller shall ensure that all Seller Employees receive matching,

profit sharing, and other retirement contributions, and credit for retirement benefit accrual purposes, required to be made under all Seller Plans providing retirement or pension benefits to the Seller Employees, for services performed for the period beginning on the first day of the applicable plan year that includes the Closing Date, or respective date of hire for such Transferred Employees, as applicable, and ending on such date, if such Transferred Employees are otherwise eligible for such contributions or accruals. Prior to the Closing Date, Seller shall cause all Seller Plans providing retirement or pension benefits to the Transferred Employees to be amended to the extent necessary to provide full vesting for the accrued benefits or accounts of Transferred Employees.

6.5 Buyer Plans. Effective as of the Combination, the Buyer shall, or shall cause one of its Affiliates to, make all Transferred Employees eligible to participate in the Employee Plans maintained by Buyer (“Buyer Plans”), subject to terms and conditions of each such plan. The Buyer shall recognize the service of each Transferred Employee with Seller before the date of the Combination for purposes of determining eligibility under the Buyer Plans. Buyer shall be responsible for all benefit claims covered by Buyer Plans and incurred by such Transferred Employees (and their eligible dependents) following their enrollment in Buyer Plans in accordance with the terms thereof. No assets of any Seller Plan shall be transferred to Buyer or to any Buyer Plan. However, Buyer shall cause its 401(k) plan to accept rollovers of the accounts of any Transferred Employee upon distribution from Seller’s 401(k) plan.

6.6 COBRA Obligations. On and after the Closing Date or the date of the Combination, as applicable, Buyer shall provide, and Seller agrees to reimburse Buyer for any expenditures paid from the Buyer Plans (to the extent that such expenditures were incurred by Buyer as a result of Seller’s actions prior to the Closing Date or the date of the Combination, as applicable) related to, continuation coverage under section 4980B of the Code and sections 601-
608 of ERISA to any “M&A qualified beneficiary” as such term is defined in Treas. Reg. §
54.4980B-9, Q&A-4 who is covered under any group health plan maintained by Buyer after the Closing Date. Notwithstanding the foregoing, Seller agrees to reimburse Buyer for any expenditures related to Seller Employees who are not offered employment with the Buyer or to Seller Employees who do not accept employment with the Buyer.

6.7 Continuation of FICA/FUTA. Seller shall take all actions necessary or appropriate for Buyer to be designated a successor employer to Seller with respect to the Transferred Employees for employment Tax purposes (including for purposes of Federal Insurance Contributions (FICA) and Federal Unemployment Tax (FUTA)). Accordingly, Seller shall assist Buyer in being treated as a successor employer to Seller for such purposes, including by providing Buyer (or Buyer’s designated Affiliate) with appropriate wage and payroll data for this purpose for the period commencing on the first day of the year that includes the Closing Date and ending on the date of hire with Buyer with respect to each Transferred Employee.

6.8 Worker’s Compensation . Seller shall be responsible for all workers’ compensation benefits, occupational diseases claims and employer liability claims payable to Seller Employees with respect to (a) claims filed by any Transferred Employee prior to the Closing or Combination, as applicable; (b) claims filed by any Transferred Employee after the Closing or Combination, as applicable, resulting from a discrete event or injury occurring prior to the Closing or Combination, as applicable; and (c) claims filed by employees other than Transferred Employees regardless of when the claims were filed or the injury incurred. Buyer shall be responsible for the administration and payment of all other workers’ compensation liabilities and benefits with respect to Transferred Employees from their date of hire by Buyer.

6.9 No Third Party Beneficiaries. Nothing in this Agreement expressed or implied is intended to confer upon any employee of Seller or Buyer or his or her legal representatives any rights as a third party beneficiary or otherwise or any remedies of any nature or kind whatsoever under or by reason of this Agreement, including, without limitation, any rights of employment, continued employment, compensation or benefits or any nature or kind whatsoever. Nothing contained herein, express or implied, shall be construed to establish, amend or modify any benefit plan, program or arrangement.

6.10 Documents and Forms. Seller and Buyer agree to use reasonable efforts to execute all necessary documents, file all required forms with any Governmental Body and take all other actions that may be necessary or appropriate to implement expeditiously the actions contemplated by this Article VI.

ARTICLE VII

PRE-CLOSING COVENANTS

7.1 Conduct of the Business by Seller. From the date of this Agreement until the earlier of (i) the date of the Combination in the case of the Shape Brand print magazine and the Closing Date in the case of all other aspects of the Business or (ii) the termination of this Agreement, Seller shall, in all material respects, carry on the Business in the ordinary course and in compliance with applicable Laws and use their reasonable efforts to keep available the services of the current officers, key employees and consultants of the Business and to preserve the current relationships of the Business with those customers, clients, licensees, suppliers, licensors and other Persons with which Seller has significant business relations as is necessary in order to preserve substantially intact the Business. Without limiting the generality of the foregoing, and except as otherwise contemplated by this Agreement (including Section 7.1 of the Schedule of Exceptions) and the Ancillary Agreements, during such period, with respect to the Business and the Brands, Seller shall not, without the prior written consent of Buyer, such consent not to be unreasonably withheld, delayed or conditioned:

(a) sell, pledge, dispose, transfer, lease, license, guarantee, subject to Encumbrance or otherwise dispose of or authorize the sale, pledge, disposition, transfer, lease, license, guarantee or Encumbrance of any of the Purchased Assets having a value in excess of $250,000 individually or $250,000 in the aggregate, or any of its intangible assets (other than Permitted Encumbrances);

(b) enter into any joint venture agreement, partnership agreement or similar agreement and, except as may be required as a result of a change in GAAP, make any change in its method of accounting for the Business;

(c) enter into any contract or arrangement that, if it were effective on the date of this Agreement, would constitute a Material Contract, modify or amend in any material respect any Material Contract or terminate any Material Contract to which Seller is a party, or waive, release or assign any material rights or material claims thereunder;

(d) hire any employees of the Business who will earn annual individual compensation in excess of $75,000, or annual aggregate compensation in excess of $300,000, or materially increase in any manner the compensation, bonus or fringe benefits of any Seller Employee or individual consultant who provides services primarily to the Business except for increases in the ordinary course of business consistent with past practice or increases pursuant to the terms of agreements in effect as of the date hereof), or (ii) pay or cause to be paid any material benefit to any present or former Seller Employee (other than a Seller Employee who does not receive an offer of employment from Buyer pursuant to Section 6.1) not provided for under any Seller Plan in existence on the date hereof (other than in the ordinary course of business);

(e)    settle or compromise any pending or threatened litigation relating to the Purchased Assets or the Business for an amount payable by Seller in excess of $250,000;

(f) enter into any contract, agreement, arrangement or understanding that materially limits or otherwise materially restricts Seller or any successor thereto, or that would, after the Closing, limit or restrict the Buyer or any successor thereto, in each case from engaging in or competing in any line of business or in any geographic area; or

(g) enter into any contract, agreement, commitment or arrangement to do any of the foregoing actions described in subsections (a) through (f).

7.2    Exclusivity.

(a) From the date of this Agreement until the Closing Date or, if earlier, the termination of this Agreement, (i) Seller shall and shall cause its Representatives to (A) immediately cease and terminate any existing solicitation, discussion or negotiation with any third party with respect to any Acquisition Proposal and (B) use their reasonable efforts to recover or cause to be destroyed all nonpublic information concerning the Business in the possession of such Persons and their Representatives and advisors, and (ii) Seller shall not authorize or permit their respective Representatives to, directly or indirectly, (W) solicit, encourage, accept, entertain, facilitate, permit or initiate the submission of any Acquisition Proposal, (X) enter into any agreement requiring Seller to abandon or terminate its participation in the transactions contemplated by this Agreement, (Y) participate in any discussions or negotiations regarding, or furnish any nonpublic information relating to the Business to any third party with respect to, or take any other action knowingly to facilitate the making of any proposal that constitutes or would reasonably be expected to lead to any Acquisition Proposal, or (Z) enter into any letter of intent, agreement or similar document relating to any Acquisition Proposal.

(b) From the date of this Agreement until the Closing Date or, if earlier, the termination of this Agreement, Seller will promptly notify Buyer of any inquiry received by them relating to an Acquisition Proposal and the material terms of any proposal or inquiry, including the identity of the Person and its Affiliates making the same, and Seller will keep Buyer fully informed on a prompt basis with respect to any developments with respect to such proposal or inquiry.

7.3 Notice of Developments. Prior to the Closing Date, from time to time Seller will give prompt written notice to Buyer of (a) any breach of any of Seller’s representations and warranties in Article IV or in any Ancillary Agreement and (b) any failure of Seller to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by them hereunder or thereunder. No disclosure by Seller pursuant to the preceding sentence, however, shall be deemed to amend or supplement any schedules to this Agreement, including the Schedule of Exceptions or to prevent or cure any misrepresentation, breach of warranty, or breach of covenant or to limit or otherwise affect the remedies available to Buyer.

7.4 Access to Information. Upon reasonable notice, and as permitted by applicable Law, Seller shall afford to Buyer and its Representatives all reasonable access, during normal business hours during the period prior to the earlier of the Closing Date and the termination of this Agreement, to all its properties, books, contracts, commitments and records (except to the extent relating to Taxes or legally privileged materials) relating to the Business as Buyer may reasonably request. During such period, Seller shall make available to Buyer all other information concerning the Business, properties and management personnel reasonably available to Seller as Buyer or its Representatives may reasonably request.

ARTICLE VIII

OTHER COVENANTS

8.1    Appropriate Action; Consents; Filings.

(a) Each of the parties to this Agreement shall use reasonable efforts to (i) take, or cause to be taken, all appropriate action, and do, or cause to be done, all things necessary, proper or advisable under applicable Law or otherwise to consummate and make effective the transactions contemplated by this Agreement and to satisfy each condition to the obligations of the other party hereto as promptly as practicable, including approving and executing any resolutions, documents and instruments reasonably requested by Buyer to effectuate the transaction contemplated hereby, (ii) obtain from any Governmental Body any Consents or Licenses and Permits required to be obtained or made by Buyer or Seller, or to avoid any action or proceeding by any Governmental Body in connection with the authorization, execution and delivery of this Agreement and the consummation of the transactions contemplated herein, (iii) make all necessary filings, and thereafter make any other required submissions, with respect to this Agreement required under any applicable Law, and (iv) obtain any Consents from the third parties, including those set forth in Section 4.2(b) of the Schedule of Exceptions.

(b) Each party hereto shall, as promptly as possible, (i) make, or cause or be made, all filings and submissions (including those under the HSR Act) required under any Law applicable to such party or any of its Affiliates; and (ii) use reasonable best efforts to obtain, or cause to be obtained, all consents, authorizations, orders and approvals from all Governmental Bodies that may be or become necessary for its execution and delivery of this Agreement and the performance of its obligations pursuant to this Agreement and the other Ancillary Agreements. Each party shall cooperate fully with the other party and its Affiliates in promptly seeking to obtain all such consents, authorizations, orders and approvals. The parties hereto shall not willfully take any action that will have the effect of delaying, impairing or impeding the receipt of any required consents, authorizations, orders and approvals.

(c) Seller and Buyer shall use reasonable best efforts to give all notices to, and obtain all consents from, all third parties that are described in Section 3.2(b) of the Schedule of Exceptions.

(d)    Without limiting the generality of the parties’ undertakings pursuant to subsections (a) and (b) above, each of the parties hereto shall use reasonable best efforts to:

(i) respond to any inquiries by any Governmental Body regarding antitrust or other matters with respect to the transactions contemplated by this Agreement or any other Transaction Document;

(ii) avoid the imposition of any order or the taking of any action that would restrain, alter or enjoin the transactions contemplated by this Agreement or any other Ancillary Agreement; and

(iii) in the event any order of a Governmental Body adversely affecting the ability of the parties to consummate the transactions contemplated by this Agreement or Ancillary Agreements has been issued, to have such order vacated or lifted.

(e) All analyses, appearances, meetings, discussions, presentations, memoranda, briefs, filings, arguments, and proposals made by or on behalf of either party before any Governmental Body or the staff or regulators of any Governmental Body, in connection with the transactions contemplated hereunder (but, for the avoidance of doubt, not including any interactions between Seller or Buyer with Governmental Bodies in the ordinary course of business, any disclosure which is not permitted by Law or any disclosure containing confidential information or any disclosure made prior to the date hereof) shall be disclosed to the other party hereunder in advance of any filing, submission or attendance, it being the intent that the parties will consult and cooperate with one another, and consider in good faith the views of one another, in connection with any such analyses, appearances, meetings, discussions, presentations, memoranda, briefs, filings, arguments, and proposals. Each party shall give notice to the other party with respect to any meeting, discussion, appearance or contact with any Governmental Body or the staff or regulators of any Governmental Body, with such notice being sufficient to provide the other party with the opportunity to attend and participate in such meeting, discussion, appearance or contact.

(f) Notwithstanding the foregoing, nothing in this Section 8.1 shall require, or be construed to require, Buyer or any of its Affiliates to agree to (i) sell, hold, divest, discontinue or limit, before or after the Closing Date, any assets, businesses or interests of Buyer or any of its Affiliates; (ii) any conditions relating to, or changes or restrictions in, the operations of any such assets, businesses or interests which, in either case, could reasonably be expected to result in a Material Adverse Effect or materially and adversely impact the economic or business benefits to Buyer of the transactions contemplated by this Agreement and the other Transaction Documents; or (iii) any material modification or waiver of the terms and conditions of this Agreement.

8.2 Public Announcements. None of the parties hereto shall issue any press release or make any other written public statement with respect to this Agreement or the transactions contemplated by this Agreement, including the Purchase Price, except as required by Law or by the rules and regulations of the Securities and Exchange Commission or applicable stock exchange (in which case the disclosing party will, to the extent practicable under the circumstances, provide the other party with reasonable prior notice and a reasonable opportunity to review in advance and comment on the disclosure), without the prior written consent of the other parties, which approval shall not be unreasonably withheld.

8.3 Confidentiality. Each party will treat and hold as confidential all of the Confidential Information, refrain from disclosing or using or authorizing the disclosure or use of any of the Confidential Information, and deliver promptly to the other party or destroy, at the request and option of such party, all tangible embodiments (and all copies) of the Confidential Information, including electronic, that are in his or its possession or control; provided, however, that each party shall be authorized to disclose any Confidential Information to the extent required by applicable Law or as may be required for tax purposes.

8.4 Litigation Assistance. Seller shall reasonably cooperate with Buyer in the defense or prosecution of any claims or Proceedings now in existence or which may be brought in the future against or on behalf of Buyer that relate to events or occurrences affecting the Purchased Assets or the Business that transpired prior to the Closing Date.

8.5 Collection of Accounts Receivable. After the Combination, Seller shall use commercially reasonable efforts to collect all accounts receivable and other items that constitute Purchased Assets, and to endorse with the name of Seller any checks, receivables or other items. Seller shall transfer and deliver to Buyer any cash or other property which Seller may receive in respect of such accounts receivable or other items. Buyer shall transfer and deliver to Seller any cash or other property which Buyer may receive in respect of all accounts receivable related to issues of the Brands that predate the Buyer Issues.

8.6 Continued Assistance. Following the Closing, Seller shall refer to Buyer as promptly as practicable any telephone calls, letters, orders, notices, requests, inquiries and other communications relating to the Business. Seller shall cooperate in an orderly transfer of the Business and the continuation thereof by Buyer.

8.7 Certain Payments. Following the Closing or the Combination, as applicable, Seller shall pay to the appropriate Tax authorities all Taxes withheld from Seller Employees prior to the Closing or the Combination. Seller shall retain responsibility after the Closing Date for all litigation pending on the Closing Date and disputes related to the Business and liability for claims therein asserted against Buyer, the Purchased Assets or the Business. Seller shall keep Buyer apprised of the status and all aspects of such litigation and disputes which might affect Buyer, the Purchased Assets or the Business, either directly or indirectly, and Seller shall comply with all court orders relating directly or indirectly to such litigation or disputes. Buyer shall provide reasonable cooperation to Seller in handling such litigation and disputes; provided, that Seller shall reimburse Buyer for its out-of-pocket expenses incurred in connection with such cooperation. Seller shall retain all rights to recover moneys due or damages being sought by Seller under any such litigation or disputes.

8.8 Records and Documents. For four (4) years following the Closing Date, Seller shall grant to Buyer and its representatives, at Buyer’s written request specifying the defined access and specific purpose therefor, access to and the right to make copies of those records and documents related to the Business possession of which is retained by Seller as may be necessary or useful in connection with Buyer’s conduct of the Business after the Closing, other than any materials that may be subject to a claim of legal professional privilege. Buyer shall reimburse Seller for any reasonable out-of-pocket expenses incurred by Seller in connection with the obligations under this Section 8.8.

8.9 Bulk Sales Act Compliance. Buyer and Seller hereby waive compliance with the provisions of any applicable bulk transfer laws. Seller shall forever indemnify and hold harmless Buyer against any and all Losses which Buyer may suffer as a result of claims asserted by third parties against Buyer due to any noncompliance by Seller and Buyer with applicable bulk transfer laws.

8.10 Licenses. To the extent permitted by the applicable Governmental Bodies, Seller shall cooperate with Buyer and shall use its reasonable best efforts to transfer, assign and pass to the Buyer all of its rights under each of the Licenses and Permits listed in Section 8.10 of the Schedule of Exceptions as soon as possible. Seller’s obligations under this Section 8.10 shall include, but not be limited to, the following:

(a) executing all assignments and other documents necessary to effect transfer or assignment of the Licenses and Permits from Seller to Buyer;

(b) providing the Governmental Bodies responsible for the Licenses and Permits and Buyer with whatever information and documentation may be reasonably required in connection with the transfer of the Licenses and Permits;

(c) complying with its obligations under the Licenses and Permits, and under applicable law relating thereto, prior to the Closing;

(d) on, prior to, or subsequent to the Closing, remedying any non-compliance with any of the Licenses and Permits, or with applicable laws relating thereto, that has occurred before the Closing; and

(e)    taking such further actions relating to the Licenses and Permits as the Governmental Bodies, or Buyer, may reasonably require.

8.11 Liability Insurance. Seller shall provide, at Buyer’s request, satisfactory evidence that insurance policies existing as of the date hereof (or such other commercially reasonable and appropriate insurance policies) continue to be in effect and that all premiums will continue to be paid for a period of eighteen (18) months after the Closing Date.

8.12 Confidentiality Agreement. The terms of the Mutual Confidentiality Agreement dated as of January 2, 2013, by and between Buyer and Seller (as amended from time to time) shall continue in full force and effect in accordance with its terms until the Closing, at which time Buyer’s confidentiality obligations thereunder shall terminate to the extent they relate to the Purchased Assets and the Business.

8.13    Reserved.

8.14 Use of Names. Except as contemplated herein and in the Transition Services Agreement, from and after the Closing, Seller shall not, and shall cause each of their Affiliates not to, directly or indirectly, conduct business, engage in any activity, or consult with or render services to any Person, using a name that contains, is derived from, or is confusingly similar to “Shape,” “Fit Pregnancy,” or “Natural Health”.

8.15    Certain Tax Matters; Cooperation with Respect to Taxes.

(a) All real property, personal property and similar Taxes and ad valorem obligations levied with respect to the Purchased Assets for a taxable period that includes (but does not end on) the Closing Date shall be apportioned between the Seller and the Buyer as of the Closing Date based on the number of days of such taxable period included in the period through and including the Closing Date (the “Pre-Closing Tax Period”) and the number of days of such taxable period included in the period commencing on the day after the Closing Date (the “Post-Closing Tax Period”). The Seller shall be liable for the proportionate amount of such Taxes that is attributable to the Pre-Closing Tax Period, and the Buyer shall be liable for the proportionate amount of such Taxes that is attributable to the Post-Closing Tax Period. Within a reasonable period, the Seller and the Buyer shall present a statement to the other setting forth the amount of reimbursement to which each is entitled under this Section 8.15, together with such supporting evidence as is reasonably necessary to calculate the proration amount. The proration amount shall be paid by the party owing it to the other party within ten (10) days after delivery of such statement.

(b) Buyer and Seller agree to furnish or cause to be furnished to each other, upon request, as promptly as practicable, such information and assistance relating to the Business, Purchased Assets and the Assumed Liabilities (including reasonable access to books and records) as is reasonably necessary for the filing of all Tax Returns, the making of any election relating to Taxes, the preparation for any audit by any taxing authority, and the prosecution or defense of any claim, suit or proceeding relating to any Tax. Buyer and Seller agree to cooperate with each other in the conduct of any audit or other proceeding relating to Taxes involving the Business, the Purchased Assets or the Assumed Liabilities.

(c) All Transfer Taxes incurred in connection with the transactions contemplated by this Agreement shall be borne by Seller. Seller will file all necessary Tax Returns and other documentation with respect to Transfer Taxes and if required by applicable Law, Buyer will join in the execution of any such Tax Returns and documentation.

8.16    Subscriber Minimum.    Seller shall deliver a minimum of 1.05 million paid subscribers to the Shape magazine for the May 2015 issue (delivered by March 19, 2015) and
5,500 paid subscribers to the Fit Pregnancy magazine (delivered by March 31, 2015, and in each case not including verifiable publicly placed copies) to Buyer and Seller shall reimburse Buyer
$3 per subscriber shortfall. At the time of the Combination Buyer shall deliver a minimum of
1.25 million paid subscribers to the Fitness magazine (in each case not including verifiable publicly placed copies) to the Shape/Fitness Business.

8.17    Reserved.

8.18    Restrictive Covenants.

(a) Non-Competition. Seller agrees, from the time of the Combination until the expiration of the Restricted Period that it will not, directly or indirectly, in any manner (whether on his or its own account, or as an owner, operator, manager, investor, agent or otherwise), (i) engage directly or indirectly in the Business as it is conducted as of the Closing
Date, or (ii) engage directly or indirectly in any business that is competitive with the Business as it is conducted as of the Closing Date, (each a “Competitive Activity”), or own any interest in, manage, control, participate in (whether as an owner, operator, manager, investor, agent, representative or otherwise), or consult with or render services for any Person that is engaged in any Competitive Activity; provided, however, that (i) the ownership of less than 5% of the outstanding stock of any publicly traded corporation shall not be deemed to be engaging in a Competitive Activity solely by reason of such ownership and (ii) actions by Seller in accordance with the terms of the items listed in Schedule 1.3 shall not be deemed to be engaging in a Competitive Activity. For the avoidance of doubt, the publishing and promoting of Muscle & Fitness Hers in print and digital form is not a Competitive Activity.

(b) Non-Solicitation. Seller agrees, from the time of the Combination until the expiration of the Restricted Period, not to directly or indirectly solicit, induce or encourage any executive or employee or other personnel (including contractors) of the Business as of the Closing Date or the Shape/Fitness Business as of the date of the Combination, to leave, alter or cease his or its relationship with Buyer or any of its Affiliates, for any reason whatsoever; provided, however, that Seller may solicit, hire or assist or participate in the solicitation or hiring of (i) any such personnel via form letter, blanket mailing or published advertisement or (ii) any former executive or employee or other personnel (including contractors) of the Business or the Shape/Fitness Business whose employment or engagement was involuntarily terminated by Buyer or any of its Affiliates or who has not been employed or engaged by Buyer or its Affiliates for the six (6)-month period prior to such hiring.

(c) Enforcement. If the final judgment of a court of competent jurisdiction declares that any term or provision of Section 8.18(a) or Section 8.168(b) is invalid or unenforceable, the parties agree that the court making the determination of invalidity or unenforceability shall have the power to reduce the scope, duration, or area of the term or provision, to delete specific words or phrases, or to replace any invalid or unenforceable term or provision with a term or provision that is valid and enforceable and that comes closer to expressing the intention of the invalid or unenforceable term or provision, and this Agreement shall be enforceable as so modified after the expiration of the time within which the judgment may be appealed. The existence of any claim or cause of action by Seller against Buyer or any of its Affiliates, whether predicated on this Agreement or otherwise, will not constitute a defense to the enforcement by the Buyer of the provisions of Section 8.18(a) or Section 8.18(b), which Section will be enforceable notwithstanding the existence of any breach by Buyer.

ARTICLE IX

CONDITIONS PRECEDENT

9.1     Conditions to Each P arty’ s Obligation to Close . The respective obligations of each party to consummate the transactions contemplated by this Agreement shall be subject to the satisfaction at or prior to the Closing of the following conditions:

(a) No Injunction or Restraint. There shall not be in effect any temporary or permanent restraining order, decree, ruling or injunction or other order of a court or other Governmental Body of competent jurisdiction directing that the transactions contemplated herein not be consummated, or making such consummation unlawful, or otherwise materially limiting or restricting ownership or operation of the Business by Buyer; provided, however, that each of the parties shall have used their reasonable efforts to prevent the entry of any such temporary or permanent restraining order, injunction or other order; and

(b) No Action. No action, suit, proceeding or investigation before any Governmental Body shall be pending or threatened wherein an unfavorable judgment, decree or order would prevent the carrying out of this Agreement, any Ancillary Agreement or any of the transactions contemplated hereby and thereby, declare unlawful the transactions contemplated hereby and thereby, cause such transactions to be rescinded, or which could reasonably be expected to adversely affect the right of Buyer to own or operate the Business.

(c) HSR Act. The waiting period applicable to the transactions contemplated by this Agreement under the HSR Act shall have expired or early termination shall have been granted.

9.2     Conditions to Buyer’s Obligation to Close. The obligations of Buyer to consummate the transactions contemplated by this Agreement shall be subject to the fulfillment or waiver by Buyer, at or prior to the Closing, of the following conditions:

(a) Accuracy of Warranties and Performance of Covenants. The representations and warranties of Seller contained in Article IV shall be true and correct in all material respects in each case as if made on and as of the Closing Date, other than representations and warranties that expressly refer only as of a specific date (in which case such representations and warranties will be true and correct as of such date) and that those representations and warranties which by their terms are qualified by materiality or Material Adverse Effect shall be true in all respects. Seller shall have performed all of the obligations and complied with all of the covenants, agreements and conditions set forth in this Agreement or any Ancillary Agreement and required to be performed or complied with on or prior to the Closing. At Closing, Seller shall provide to Buyer a certificate of an officer of Seller as to the foregoing;

(b) Material Adverse Effect. There shall not have occurred any event or circumstance that has had or would reasonably be expected to have a Material Adverse Effect;

(c) Consents. All Consents by third parties set forth on Section 3.2(b) of the Schedule of Exceptions shall have been obtained or provided for to the reasonable satisfaction of Buyer;

(d) Ancillary Agreements. Each of the Ancillary Agreements will have been executed and delivered by each of the other parties thereto, and each such Ancillary Agreement shall be in full force and effect;

(e) Required Deliveries. Seller shall have made each of the deliveries set forth in Section 3.2.

9.3 Conditions to Seller’s Obligation to Close. The obligations of Seller to consummate the transactions contemplated by this Agreement shall be subject to the satisfaction or waiver by Seller, at or prior to the Closing, of the following conditions:

(a) Accuracy of Warranties and Performance of Covenants. The representations and warranties of Buyer contained in Article V shall be true and correct in all material respects in each case as if made on and as of the Closing Date, other than representations and warranties that expressly refer only as of a specific date (in which case such representations and warranties will be true and correct as of such date) and that those representations and warranties which by their terms are qualified by materiality shall be true in all respects. Buyer shall have performed all of the obligations and complied with all of the covenants, agreements and conditions required to be performed or complied with on or prior to the Closing. At Closing, Buyer shall provide to Seller a certificate of an officer of Buyer as to the foregoing; and

(b) Ancillary Agreements. Each of the Ancillary Agreements will have been executed and delivered by each of the other parties hereto, and each such Ancillary Agreement shall be in full force and effect.

ARTICLE X

TERMINATION AND AMENDMENT

10.1    Termination. This Agreement may be terminated at any time prior to the Closing Date:

(a)    by mutual written consent of Seller and Buyer;

(b)    by either Buyer or Seller, if:

(i) the Closing Date has not occurred on or before February 28, 2015 (the “Outside Date”), unless the failure to Close is the result of a breach of this Agreement by the party seeking to terminate this Agreement; or

(ii) if there shall be enacted any Law that makes consummation of the transactions contemplated hereby illegal or otherwise prohibited or if any judgment, injunction, order or decree enjoining Buyer or Seller from consummating the transactions contemplated hereby is entered and such judgment, injunction, order or decree shall become final and nonappealable;

(c) by Seller (provided that Seller is not then in material breach of any of its representations, warranties, covenants or agreements under this Agreement), if Buyer shall have breached any of its representations, warranties, covenants, obligations or other agreements under this Agreement in a manner that would result in a condition to the obligations of Seller set forth in Section 9.1 and Section 9.3 not being satisfied; provided, however, that the breach of the covenant, obligation, agreement, representation or warranty is incapable of being cured or has not been cured by Buyer on or prior to the date which is fifteen (15) Business Days immediately following written notice by Seller of such breach or failure to perform;

(d) by Buyer (provided that it is not then in material breach of any of its representations, warranties, covenants or agreements under this Agreement) if Seller shall have breached any of their representations, warranties, covenants, obligations or other agreements under this Agreement in a manner that would result in a condition to the obligations of Buyer set forth in Section 9.1 and Section 9.2 not being satisfied; provided, however, that the breach of the covenant, obligation, agreement, representation or warranty is incapable of being cured or has not been cured by Seller on or prior to the date which is fifteen (15) Business Days immediately following written notice by Buyer to Seller of such breach or failure to perform.

(e) The party desiring to terminate this Agreement pursuant to Section 10.1(b) through Section 10.1(d) shall give written notice of such termination to the other parties in accordance with Section 13.3.

10.2 Effect of Termination. In the event of a termination of this Agreement by either Seller or Buyer as provided in Section 10.1, this Agreement shall forthwith become void, and there shall be no liability or obligation on the part of Buyer or Seller, except with respect to Section 4.23 (Brokers), Section 5.1(d) (Brokers), Section 8.2 (Public Announcements), this Article X, and Article XIII (General Provisions); provided, however, that nothing herein shall relieve any party then in breach from any liability resulting therefrom.

ARTICLE XI

SURVIVAL AND INDEMNIFICATION

11.1 Indemnification by the Seller. Seller, shall indemnify and hold harmless the Buyer and its directors, officers, employees, Affiliates and agents (the “Buyer Indemnitees”) against and in respect of all of their Losses arising from or relating to: (a) any breach of any of the representations or warranties made by Seller in this Agreement, including the Schedules or any other exhibit or schedule to this Agreement, (b) any breach of the covenants and agreements made by Seller in this Agreement, including the Schedules or any other exhibit or schedule to this Agreement, or any Ancillary Agreement, (c) any Excluded Liability and (d) any Excluded Asset; provided that Buyer makes a written claim for indemnification pursuant to Section 11.4 below within the applicable survival period pursuant to Section 11.3 below).

11.2 Indemnification by the Buyer. The Buyer shall indemnify and hold harmless the Seller and its directors, officers, employees, Affiliates and agents (the “Seller Indemnitees”) against and in respect of Losses of Seller Indemnitees arising from or relating to: (a) any breach of any of the representations or warranties made by the Buyer in this Agreement, including the Schedules or any other exhibit or schedule to this Agreement, (b) any breach of the covenants and agreements made by the Buyer in this Agreement, including the Schedules or any other exhibit or schedule to this Agreement, or any Ancillary Agreement and (c) any Assumed Liability; provided that Seller makes a written claim for indemnification against the Buyer pursuant to Section 11.4 below within the applicable survival period pursuant to Section 11.3 below).

11.3    Survival of Claims; Limitations of Indemnity.

(a) The representations and warranties contained in this Agreement shall have a survival period of eighteen (18) months from the Closing Date; provided, however, (i) that the representations and warranties contained in Sections 4.1 (Authority), 4.2 (Validity), 4.3 (Due
Organization), 4.8 (Title to Assets), 4.22(a) (Brokers and Change of Control Payments) and 5.1 (Representations and Warranties of Buyer) shall survive indefinitely, and (ii) the representations and warranties contained in Section 4.14 (Tax Matters), Section 4.16 (Environmental Matters) and Section 4.21 (Employee Benefits) shall survive for the applicable statute of limitations plus sixty (60) days (collectively, the items referred to in Section 11.3(a)(i) and Section 11.3(a)(ii) being referred to as the “Excluded Representations”), and (iii) all covenants contained in this Agreement shall survive until fully performed or discharged.

(b) Seller shall have no obligation to indemnify the Buyer Indemnitees from and against any Losses, arising out of, relating to, in the nature of, or caused by the breach of any representation or warranty (other than with respect to the Excluded Representations and fraud or intentional misrepresentation) until such Buyer Indemnitees shall have suffered Losses by reason of all such breaches in excess of an aggregate of $1 million (the “Basket”), after which point Seller shall indemnify the Buyer Indemnitees for all Losses exceeding $1 million. Except with respect to the Excluded Representations and fraud or intentional misrepresentation, neither Seller, on the one hand, nor Buyer, on the other hand, will have aggregate liability to the other for a breach of a representation or warranty in excess of $8 million (the “Indemnification Cap”). With respect to the Excluded Representations and fraud or intentional misrepresentation, neither Seller, on the one hand, nor Buyer, on the other hand, will have aggregate liability to the other for a breach of a representation or warranty in excess of the aggregate consideration actually paid by Buyer pursuant to this Agreement.

(c) For purposes of determining whether there has been any misrepresentation or breach of a representation or warranty under this Agreement, and for purposes of determining the amount of Losses resulting therefrom, all qualifications or exceptions in any representation or warranty relating to or referring to the terms “material”, “materiality”, “in all material respects”, “Material Adverse Effect” or any similar term or phrase shall be disregarded, it being the understanding of the parties that for purposes of determining liability under this Article XI, the representations and warranties of the parties contained in this Agreement shall be read as if such terms and phrases were not included in them. The representations and warranties contained in this Agreement shall not be affected by any investigation, verification or examination by any party hereto or by anyone on behalf of any such party.

11.4    Procedure for Third Party Indemnification Claims.

(a) If any third party shall notify any Party (the “Indemnified Party”) with respect to any matter (a “Third Party Claim”) which, if true (without any responsibility for independent investigation of the facts or law contained in such notice from the third party), would give rise to a claim for indemnification against any other Party (the “Indemnifying Party”) under this Article XI, then the Indemnified Party shall promptly notify each Indemnifying Party in writing; provided, however, (i) that no delay on the part of the Indemnified Party in notifying any Indemnifying Party shall relieve the Indemnifying Party from any obligation hereunder unless (and then solely to the extent) the Indemnifying Party thereby is prejudiced.

(b) Any Indemnifying Party will have the right to assume, at the Indemnifying Party’s sole cost and expense, the defense of the Third Party Claim with counsel of its choice reasonably satisfactory to the Indemnified Party, if (i) such Indemnifying Party notifies the
Indemnified Party in writing within ten (10) business days after the Indemnified Party has given notice of the Third Party Claim that it will indemnify the Indemnified Party against any Losses arising out of such Third Party Claim and that it intends to assume the defense of the Third Party Claim, (ii) the Indemnifying Party provides reasonable evidence to the Indemnified Party of its financial ability to satisfy its indemnification obligations, and (iii) the suit, action claim, liability, or obligation does not seek to impose any liability, obligation or restriction upon the Indemnified Party other than for money damages; provided, however, that the Indemnifying Party must conduct the defense of the Third Party Claim actively and diligently thereafter in order to preserve its rights in this regard; and provided further that the Indemnified Party shall have the right to retain separate co-counsel and participate in the defense of the Third Party Claim, but the fees and expenses of such counsel employed by the Indemnified Party shall be at the expense of the Indemnified Party unless, (x) the employment thereof has been specifically authorized by the Indemnifying Party in writing, (y) there exists a conflict between the interests of the Indemnified Party and the Indemnifying Party that reasonably requires the retention of separate counsel, or (z) the Indemnifying Party has failed to assume the defense and employ counsel.

(c) So long as the Indemnifying Party has assumed and is actively and diligently conducting the defense of the Third Party Claim in accordance with Section 11.4(b) above, (i) the Indemnifying Party will not consent to the entry of any judgment or enter into any settlement with respect to the Third Party Claim without the prior written consent of the Indemnified Party (not to be delayed or withheld unreasonably) and (ii) the Indemnified Party will not consent to the entry of any judgment or enter into any settlement with respect to the Third Party Claim without the prior written consent of the Indemnifying Party (not to be delayed or withheld unreasonably).

(d) In the event the Indemnifying Party does not assume and conduct the defense of the Third Party Claim in accordance with Section 11.4(b) above, however, (i) the Indemnified Party may defend against, and consent to the entry of any judgment or enter into any settlement with respect to, the Third Party Claim in any manner it reasonably may deem appropriate without the consent of the Indemnifying Party and (ii) the Indemnifying Party will remain responsible for any Losses the Indemnified Party may suffer resulting from, arising out of, relating to, in the nature of, or caused by the Third Party Claim to the fullest extent provided, but subject in all respects to the various limitations and undertakings set out in this Article XI.

(e) Amounts payable by the Indemnifying Party to the Indemnified Party in respect of any Losses for which any Party is entitled to indemnification hereunder, including the costs of defending against a Third Party Claim, shall be payable by the Indemnifying Party as incurred by the Indemnified Party.

11.5 Payment of Claims. If either party becomes obligated to indemnify another party with respect to any claim for indemnification hereunder and the amount of liability with respect thereto shall have been finally determined, the Indemnifying Party shall pay such amount to the Indemnified Party in immediately available funds within ten (10) days following written demand by the Indemnified Party. The amount of any indemnification payments shall be net of any insurance proceeds reasonably expected to be realized by the indemnified party arising from the incurrence or payment of any such amount payable or any correlative adjustments resulting from such indemnification payment. All indemnification payments under this Agreement shall be treated as adjustments to the Purchase Price for all Tax purposes unless required otherwise by
Law.

11.6    Other Indemnification Provisions.

(a) Following the Closing Date, none of the parties or any of the directors, officers, managers, partners, employees, equityholders, agents or representatives of the parties or their Affiliates as of immediately prior to the Closing shall have any liability of any kind to the other party, subject only to the Indemnified Parties’ ability to bring indemnification claims pursuant to this Article XI which shall be the sole and exclusive remedy of the Indemnified Parties for breach of any representations and warranties or covenants and agreements contained in this Agreement; provided, that the foregoing shall not (i) interfere with or impede the operation of the provisions of Article II (including Schedule 2.5(b)) with respect to the resolution of certain disputes relating to the Purchase Price among the parties or (ii) limit the rights of the parties to seek equitable remedies (including specific performance or injunctive relief) or to seek recovery with respect to fraud or intentional misrepresentation.

(b) Notwithstanding anything to the contrary contained in this Agreement, none of the parties hereto shall have any liability under any provision of this Agreement for any punitive,

special, or exemplary damages, or any other damages based on a financial “multiple” that may have been used in determining the Purchase Price, or for damages based on the loss of business reputation or opportunity, except those paid to a third party. Each of the parties agrees to take all reasonable steps to mitigate their respective Losses and expenses upon and after becoming aware of any event or condition which could reasonably be expected to give rise to any Losses and expenses that are indemnifiable hereunder.

11.7 Setoff. Either party shall be entitled to recover any indemnification payments due hereunder by setting off such amount against any amount due from the other party, as applicable, pursuant to this Agreement or otherwise, including any amounts owed to Seller pursuant to Section 2.5 hereof provided, in all cases and in aggregate for either party, no party shall be entitled to offset any amounts in excess of $8 million in the aggregate.

ARTICLE XII

DEFINITIONS

12.1    Certain Definitions. In addition to the terms defined elsewhere in this Agreement, the following words and phrases, whenever capitalized in this Agreement, shall have the following respective meanings:

“Acquisition Proposal” means any inquiry, offer, proposal or indication of interest by a third party which relates to a transaction or series of transactions (including any merger, consolidation, recapitalization, joint venture, liquidation, amalgamation or other direct or indirect business combination) involving the Business or any of the Purchased Assets.

“Affiliate” when used with respect to any Person means (a) any other Person which, directly or indirectly, controls or is controlled by or is under common control with such Person, (b) any director or officer of such Person or (c) any family member of any of the foregoing. For purposes of this definition “control” (including the correlative meanings of the terms “controlled by” and “under common control with”), with respect to any Person, means possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities or by contract or otherwise. As used herein, unless the context otherwise requires, “Affiliate” shall include any Affiliate of Seller, including without limitation, any Member. Notwithstanding the foregoing, neither AMI Parent Holdings LLC nor any of its equity holders shall be deemed an Affiliate of Seller as that term is used in this Agreement.

“Ancillary Agreements” means any documents and agreements delivered in connection with this Agreement, including that certain side letter dated as of the date hereof between Buyer and AMI.

“Business Associate” shall have the meaning given to it 45 C.F.R. 160.103.

“Charter” means, for any Person, its certificate or articles of incorporation, certificate of formation, articles of organization, or other organizational document, as amended and in force at such time.

“Code” means the Internal Revenue Code 1986, as amended from time to time.

“Confidential Information” means any information or data concerning the business, affairs and prospects of the Business not already generally available to the public.

“Consent” means, with respect to a Person, any consent, approval, waiver, order or authorization of, or registration, declaration or other action or filing with or exemption by such Person.

“Copyrights” means rights in: (a) all works of authorship and other copyrightable subject matter, whether registered or unregistered, and whether or not published, and all translations, adaptations, compilations, combinations, and derivative works thereof (including the exclusive right to use, make recordings of, reproduce, modify, adapt, edit, enhance, maintain, support, market, sell, rent, sell for rental, sublicense, distribute copies of, publicly and privately, display and publicly and privately perform, exploit, and exhibit the copyrighted work and to prepare derivative works); (b) copyright applications and registrations including extensions and renewals thereof; and (c) foreign counterparts of any of the foregoing anywhere in the world, and all rights therein and thereto.

“Covered Entity” shall have the meaning given to it 45 C.F.R. 160.103.

“Earnout Measurement Period” means the period from Closing until June 30, 2018.

“Employee Plan” means an employee benefit plan (as defined in Section 3(3) of ERISA) and any other plan, fund, agreement, arrangement, or program, whether written or oral, which provides retirement income to employees or results in a deferral of income by employees for periods extending to the termination of covered employment or beyond; profit sharing benefits; health, medical, surgical, hospital, or dental care or other welfare benefits; benefits in the event of sickness, accident, or disability; death benefits; apprenticeship or other training programs; day care centers; scholarship funds; prepaid legal services; severance; unemployment; vacation, compensatory time, or other paid time off; fringe benefits; incentive compensation; deferred compensation; or stock options, stock purchase or other stock-based incentive or compensation.

“Encumbrance” means any pledge, lien, security interest, encumbrance, claim, demand, restriction on transfer, option, voting trust or agreement, shareholders agreement or any other similar interest other than liens for Taxes not yet due and payable or due but not delinquent.

“Environmental Laws” means any foreign, federal, state or local law, statute, ordinance, rule or regulation governing Environmental Matters, as the same have been or may be amended from time to time, including any common law cause of action providing any right or remedy relating to Environmental Matters, all indemnity agreements and other contractual obligations (including leases, asset purchase and merger agreements) relating to Environmental Matters, and all applicable judicial and administrative decisions, orders and decrees relating to Environmental Matters.

“Environmental Matters” means any matter arising out of, relating to, or resulting from pollution, contamination, protection of the environment, human health or safety, health or safety of employees, sanitation, and any matters relating to emissions, discharges, disseminations, releases or threatened releases, of Hazardous Materials into the air (indoor and outdoor), surface water, groundwater, soil, land surface or subsurface, buildings, facilities, real or personal property or fixtures or otherwise arising out of, relating to, or resulting from the manufacture, processing, distribution, use, treatment, storage, disposal, transport, handling, release or threatened release of Hazardous Materials.

“ERISA” means the Employee Retirement Income Security Act of 1974, as
amended from time to time, and the regulations thereunder.

“GAAP” means United States generally accepted accounting principles.

“Governmental Body” means any foreign or domestic federal, state or local government or quasi-Governmental Body or any department, agency, subdivision, court or other tribunal of any of the foregoing.

“Hazardous Materials” means any pollutants, contaminants, toxic or hazardous or extremely hazardous substances, materials, wastes, constituents, compounds, chemicals, natural or man-made elements or forces (including petroleum or any by-products or fractions thereof, any form of natural gas, lead, asbestos and asbestos-containing materials, building construction materials and debris, polychlorinated biphenyls and PCB-containing equipment, radon and other radioactive elements, ionizing radiation, electromagnetic field radiation and other non-ionizing radiation, sonic forces and other natural forces, infectious, carcinogenic, mutagenic or etiologic agents, pesticides, defoliants, explosives, flammables, corrosives and urea formaldehyde foam insulation) that are regulated by, or may form the basis of liability under, any Environmental Laws.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

“Indebtedness” of a Person, means all obligations (including all obligations in respect of principal, accrued interest, penalties, fees and premiums) of such Person (a) for borrowed money (including overdraft facilities), (b) evidenced by notes, bonds, debentures or similar contractual obligations, (c) for the deferred purchase price of property, goods or services (other than trade payables or accruals less than ninety (90) days past due incurred in the ordinary course of business), (d) under capital leases (in accordance with GAAP), (e) in respect of letters of credit and bankers’ acceptances, (f) for contractual obligations relating to interest rate protection, swap agreements and collar agreements and (g) in the nature of guarantees of the obligations described in clauses (a) through (f) above of any other Person.

“Intellectual Property Rights” means the following throughout the world, whether registered or unregistered, as applicable: (a) Trademarks, (b) Copyrights, (c) Patents, (d) Trade

Secrets, (e) editorial content, cover art, and video content (including for any electronic editions and websites and (f) any similar corresponding or equivalent intellectual property and rights to any one of the foregoing (including, without limitation, all current and archival text, images, photographs, videos, illustrations, fonts, copyrights, and logos), in each case that are owned by the Seller and primarily used or held for use in the Business or the Brands.

“Law” means any law, rule, regulation, judgment, code, ruling, statute, order, ordinance, decree or other requirement of, including the terms of any license or permit issued by, any Governmental Body.

“Losses” means any and all damages, costs, liabilities, losses, diminution in value, judgments, penalties, fines, expenses or other costs, including reasonable attorneys’ fees, incurred by an Indemnified Party.

“Material Adverse Effect” means any events, transactions or other facts which, either individually or in the aggregate with other events, transactions or other facts which have or would reasonably be expected to have a material adverse effect on the business, financial condition or results of operation of the Business or the Brands, or upon the ability of Seller to consummate the transactions contemplated by this Agreement, except in each case any adverse effect related to or resulting from (a) the announcement of the execution of this Agreement or consummation of the transactions contemplated hereby, in each case due to the identity of the Buyer, (b) (x) conditions affecting the global or United States economy or financial markets as a whole, or generally affecting the industries in which Seller conducts its business, (y) any change or proposed change in any applicable Law or in GAAP or any interpretation thereof, or (z) the commencement, occurrence or continuation of any act of war, armed hostilities or terrorism, to the extent, in the cases of this clause (b), such conditions, changes in Law, GAAP or interpretations thereof or acts do not affect the Business, the Purchased Assets or Seller in a disproportionate matter relative to other businesses or entities in those jurisdictions affected by such conditions, changes in Law, GAAP or interpretations thereof or acts, (c) earthquakes, hurricanes, floods or other natural disasters or (d) any action taken by Buyer or any of its Affiliates or by Seller or any of its Affiliates with the express written consent of Seller or Buyer, respectively, in each case with respect to the transactions contemplated hereby.

“Patents” means rights in all inventions, invention disclosures, discoveries and improvements (whether or not patentable), issued patents and patent applications, (including utility models, provisional applications, patents, design patents, registered industrial designs and all other similar protection of inventions as recognized by applicable Law, in all countries of the world and all reexaminations, extensions and counterparts claiming priority therefrom, and all related continuations, continuations-in-part, divisionals, reexaminations, substitutions, extensions, or reissues thereof.

“Permitted Encumbrances” means (a) statutory liens for current Taxes, special assessments or other governmental charges not yet due and payable, due but not delinquent or the amount or validity of which is being contested in good faith by appropriate proceedings and for which appropriate reserves have been established on the Financial Statements in accordance with GAAP, (b) zoning, entitlement, building and other land use regulations imposed by Governmental Bodies, which do not and would not reasonably be expected to impair the use of such land or building as currently used in the Business, (c) restrictions in the transfer of securities arising under applicable securities Laws, (d) any lien that will be released on or prior to the Closing Date and (e) any relevant licenses and permissions granted pursuant to the Transition Services Agreement.

“Person” means any individual, a corporation, an association, a partnership, a limited liability company or partnership, a trust or estate, a joint stock company, an unincorporated organization, a joint venture, a trade or business (whether or not incorporated), a government (foreign or domestic) or Governmental Body and any agency or political subdivision thereof, or any other entity.

“Representatives” means, with respect to any Person, its officers, managers, directors, investment bankers, attorneys, accountants, consultants or other agents, advisors or representatives.

“Restricted Period” means a period of two (2) years following the Closing Date.

“Seller Plans” means all material Employee Plans sponsored by Seller.

“Seller Software” means the Software, regardless of the Software’s stage of development, whether in source code, object code, html code, executable code, or other forms, and all enhancements, corrections, modifications, versions, releases and updates thereto and derivatives thereof, all related documentation, developer notes, comments, training materials and annotations thereto, in each case to the extent owned by Seller and primarily related to the Business or the Brands, including but not limited to the “Love My Shape,” “Shape Now,” “Shape Mag,” “Fit Pregnancy,” and “Natural Health” apps.

“Software” means computer software programs (whether in source code, object code, html code, executable code, or other forms), including software compilations, software tool sets, compilers, higher level or “proprietary” languages, algorithms, software systems (including purchased and in-house developed software), other information technology, and all versions, updates, corrections, enhancements, and modifications thereto, and all related programming and user documentation, developer notes, comments, training materials and annotations thereto, all whether in source code, object code or human readable form, or any translation or modification thereof that substantially preserves its original identity.

“Subsidiary” of any Person means any other Person (whether previously existing, now existing or hereafter organized or acquired) in which at least a majority of the securities or ownership interests of each class having ordinary voting power or analogous right (other than securities or other ownership interests which have such power or right only by reason of the happening of a contingency), at the time as of which any determination is being made, is owned, beneficially and of record, by such Person or by one or more Subsidiaries of such Person or by any combination thereof.

“Tax” or “Taxes” means any federal, state, local or foreign tax of any kind whatsoever, including any interest, penalties, or additions thereto, whether disputed or not.

“Tax Return” means any return, declaration, report, filing, claim for refund, or information return or statement filed or required to be filed relating to any Tax, including any schedule or attachment thereto, and including any amendment thereof.

“To the Seller’s Knowledge,” or “to the knowledge of the Seller” or words of similar import means the actual knowledge, information and belief of David J. Pecker, Christopher V. Polimeni, Dave Leckey and Eric S. Klee in each case after making reasonable inquiry of their respective direct reports.

“Trademarks” means all United States and foreign trademarks, trade names, internet domain names, service marks, certification marks, collective marks, logos, other source identifiers, designs and general intangibles of a like nature, whether registered or unregistered, all registrations and applications for any of the foregoing including, but not limited to: (i) all extensions or renewals of any of the foregoing, (ii) all of the goodwill of the Business connected or associated with the use of and symbolized by the foregoing, and (iii) the right to sue for past, present and future infringement or dilution of any of the foregoing or for any injury to goodwill.

“Trade Secrets” means all trade secrets and all other confidential or proprietary information and know-how whether or not such trade secret has been reduced to a writing or other tangible form, including all documents and things embodying, incorporating, or referring in any way to such trade secret, including but not limited to the right to sue for past, present and future misappropriation or other violation of any trade secret and any computer programs, proprietary information, secret processes and other proprietary rights of every kind and nature and documentation thereof (including related papers, business models, blueprints, drawings, formulae, diaries, notebooks, specifications, designs, methods of production and distribution and data processing software) and all claims and rights related thereto, in the United States and in foreign countries, that are directly or indirectly owned, licensed, used, necessary for use or controlled in whole or in part by the Seller or any of its officers, directors or employees, and all information systems, programs, software and documentation thereof (including all electronic data processing systems, cost data, compilations of information, copyrightable material, reports, databases and data collections, algorithms, Software, business methods, process flow sheets, customer lists, mailing lists, plans and reports, or other similar confidential or proprietary data and information, program specifications, source codes, logs, input data and report layouts and formats, record file layouts, diagrams, functional specifications and narrative descriptions, flow charts and other related material), and in each case all goodwill associated with such.

“Transfer Taxes” means all federal, state, local or foreign sales, use, transfer, real property transfer, mortgage recording, stamp duty, value-added or similar Taxes that may be imposed in connection with the transfer of Purchased Assets.

12.2    Other Definitions.    The following terms have the meanings set forth in the applicable Section of this Agreement set forth below:

Adjusted Operating Profit	Schedule 2.5(b)
Agreement	Preamble
Allocation Schedule	Section 2.6
Assumed Contracts	Section 1.4(c)
Assumed Liabilities	Section 1.4
Base Purchase Price	Section 2.1
Basket	Section 11.3(b)

Bill of Sale	Section 3.4(a)
Business	Preamble
Business Privacy Policy	Section 4.25(a)
Buyer	Preamble
Buyer Indemnitees	Section 11.1
Buyer Plans	Section 6.5
Buyer Issues	Section 1.2(b)
Closing	Section 3.1
Closing Date	Section 3.1
Closing Payment	Section 2.2(a)
COBRA	Section 6.6
Combination	Section 2.5(a)
Combined Assets	Section 2.5(a)
Competitive Activity	Section 8.18(a)
Copyright Assignment	Section 3.2(d)
Earnout Amount	Section 2.5(b)
Earnout Measurement Period	Section 2.5(b)
Earnout Objection Statement	Schedule 2.5(b)
Earnout Report	Schedule 2.5(b)
Earnout Review Period	Schedule 2.5(b)
Evaluation Period	Section 6.1
Excluded Assets	Section 1.3
Excluded Liabilities	Section 1.5
Excluded Representations	Section 11.3(a)
FCPA	Section 4.22(a)
Financial Statements	Section 4.4
Indemnification Cap	Section 11.3(b)
Indemnified Party	Section 11.4(a)
Indemnifying Party	Section 11.4(a)
Insurance	Section 4.7
Interim Financial Statements	Section 4.4
Licenses and Permits	Section 4.12
Material Contracts	Section 4.13(a)
Outside Date	Section 10.1(b)(i)
Personal Property Leases	Section 4.10
PII	Section 4.25(a)
Pre-Closing Tax Period	Section 8.15(a)
Post-Closing Tax Period	Section 8.15(a)
Purchased Assets	Section 1.2
Purchase Price	Section 2.1
Registered Intellectual Property	Section 4.18(a)
Seller Section Preamble Seller Employees	Section 4.20(a)
Seller Indemnitees	Section 11.2
Shape/Fitness Business	Shape/Fitness Business
Third Party Claim	Section 11.4(a)
Third Party License	Section 4.13(a)(viii)
Trademark Assignment	Section 3.2(c)
Transferred Employees	Section 6.1
WARN Act	Section 4.20(a)

12.3 Singular and Plural; Gender; Other Construction. Where the context herein requires, the singular number shall be deemed to include the plural, and vice versa; masculine, feminine and neutral references shall be used interchangeably. References in this Agreement to sections, schedules and exhibits are to sections of, and schedules and exhibits to, this Agreement unless otherwise indicated. The word “or” is not exclusive. The word “including” shall mean including, without limitation. The term “ordinary course of business” means the ordinary course of the Business consistent with the past practice of the Business. References to the terms “contracts” or “agreements” shall each be deemed to include the other and shall include understandings and arrangements of all types, whether written or oral, and all amendments thereto.

ARTICLE XIII

MISCELLANEOUS

13.1    Entire Agreement, Waivers and Amendment.    This Agreement and each other
agreement among the parties to this Agreement to be executed and delivered at the Closing, constitute the entire agreement among the parties pertaining to the subject matter hereof and thereof and supersede all prior and contemporaneous agreements, understandings, negotiations and discussions, whether oral or written, of the parties, and there are no other agreements between the parties in connection with the subject matter thereof except as set forth specifically herein. No amendment, supplement, modification, waiver or termination of this Agreement shall be implied or be binding (including, without limitation, any alleged waiver based on a party's knowledge of any inaccuracy in any representation or warranty contained herein) unless in writing and signed by the party against which such amendment, supplement, modification, waiver or termination is asserted. No waiver of any of the provisions of this Agreement shall be deemed or shall constitute a waiver of any other provision hereof (whether or not similar), nor shall such waiver constitute a continuing waiver, unless otherwise expressly therein provided.

13.2 Successors and Assigns; No Third Party Beneficiaries. This Agreement and all of the provisions hereof shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns, but neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto without the prior written consent of the other party, provided that (a) either party may so assign, in whole or in part, its rights and obligations hereunder to one or more of its Affiliates or to a lender in connection with providing security to such lender, and (b) either party may assign its rights in connection with a sale of substantially all of the assets of Buyer or the Business or other corporate transactions. Any such assignment will not relieve the party making the assignment from any liability under such agreements. This Agreement is not intended to confer upon any Person other than the parties and their successors any rights or remedies under or by reason of this Agreement.

13.3 Notices. All notices, requests, demands and other communications which are required or may be given under this Agreement shall be in writing and shall be deemed to have been duly given if personally delivered, forwarded by overnight air express and receipted for by the recipient or an agent of the recipient, mailed by registered or certified United States mail, postage prepaid and return receipt requested, or emailed (with physical copy to promptly follow) to the following addresses (or to such other address of a party as shall have been specified to the other parties to this Agreement by notice):

(a)	If to the Buyer: Meredith Corporation
1716 Locust Street
Des Moines, IA 50309
Attn: John S. Zieser
Email: john.zieser@meredith.com
with a copy (which shall not constitute notice) to: McDermott Will & Emery LLP
227 West Monroe Street, Suite 4700
Chicago, IL 60606
Attn: Thomas J. Murphy
Email: tmurphy@mwe.com

(b)    If to Seller:

American Media, Inc.
4 New York Plaza
New York, New York 10004
Attn: Eric S. Klee
Email: eklee@amilink.com
With a copy (which shall not constitute notice) to:

Ropes & Gray LLP
1211 Avenue of the Americas
New York, NY 10036
Attn: Jonathan P. Gill
Email: jonathan.gill@ropesgray.com

13.4 Headings. The Article, Section and paragraph headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

13.5    Schedules, Exhibits, Etc.    All Schedules and Exhibits referred to in this Agreement shall be deemed to be attached to and made a part of this Agreement.

13.6 Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

13.7 Payment of Expenses. Except as otherwise provided herein, each of the parties shall pay all of the costs and expenses which such party incurs incident to the preparation, negotiation, execution and delivery of this Agreement and the performance of the obligations hereunder, including, without limitation, the fees and disbursements of counsel, accountants and consultants, without right of reimbursement from any other party.

13.8 Governing Law; Venue. This Agreement shall be governed by and construed in accordance with the domestic laws of the State of New York without giving effect to any choice or conflict of law provision or rule (whether of the State of New York or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of New York.

13.9 Jurisdiction; Waiver of Jury Trial. The parties hereto irrevocably submit to the exclusive jurisdiction of the United States District Court for the Southern District of New York (or, if subject matter jurisdiction in that court is not available, in the state courts of New York located in New York County, New York) over any dispute arising out of or relating to this Agreement, any Ancillary Agreement or any agreement or instrument contemplated hereby or thereby or entered into in connection herewith or therewith or any of the transactions contemplated hereby or thereby. Each party hereby irrevocably agrees that all claims in respect of such dispute or proceeding shall be heard and determined in such courts (and the courts hearing appeals from such courts). The parties hereby irrevocably waive, to the fullest extent permitted by applicable Law, any objection which they may now or hereafter have to the laying of venue of any such dispute brought in such court or any defense of inconvenient forum in connection therewith. EACH OF THE PARTIES HERETO WAIVES THE RIGHT TO A JURY TRIAL IN CONNECTION WITH ANY SUIT, ACTION OR PROCEEDING SEEKING ENFORCEMENT OF SUCH PARTY’S RIGHTS UNDER THIS AGREEMENT, ANY ANCILLARY AGREEMENT OR ANY AGREEMENT OR INSTRUMENT CONTEMPLATED HEREBY OR THEREBY OR ENTERED INTO IN
CONNECTION HEREWITH OR THEREWITH OR ANY OF THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY.

13.10 Enforcement of this Agreement. The parties hereto agree that irreparable damage may occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that each party shall be entitled to seek an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of the United States or any state having jurisdiction, such remedy being in addition to any other remedy to which such party is entitled at Law or in equity. Each of the parties hereby irrevocably waives to the fullest extent permitted by applicable Law any requirement that the other party post a bond or other security in any action to enforce its rights with respect to this Agreement.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, each of the parties has caused this Agreement to be executed on its behalf by a duly authorized officer all as of the date first written above.

MEREDITH CORPORATION		AMERICAN MEDIA, INC.
By:	/s/ John Zieser	By:	/s/ Christopher V. Polimeni
Name:	John Zieser	Name:	Christopher V. Polimeni
Title:	Chief Development Officer,	Title:	Executive Vice President,
	General Counsel		Chief Financial Officer and Treasurer

WEIDER PUBLICATIONS, LLC
By:	/s/ Christopher V. Polimeni
Name:	Christopher V. Polimeni
Title:	Executive Vice President,
Chief Financial Officer and Treasurer

EXHIBIT C

TRADEMARK ASSIGNMENT

This Trademark Assignment (this “Trademark Assignment”) is effective as of [          ], 2015.

WHEREAS, Meredith Corporation, a corporation organized under the laws of the State of Iowa (“Meredith”), Weider Publications, LLC, a limited liability company organized under the laws of the State of Delaware (“Weider”), and American Media, Inc. a corporation organized under the laws of the State of Delaware (“AMI” and together with Weider, the “Assignors”), are parties to an Asset Purchase Agreement dated as of January 26, 2015 (the “Purchase Agreement”), governing the purchase and sale of the Purchased Assets. All capitalized terms used but not defined herein shall have the meaning attributed to them in the Purchase Agreement;

WHEREAS, the Assignors, as applicable, are the owners of the trademarks set forth on Schedule A hereto, together with the goodwill of the business associated therewith (collectively referred to as the “Marks”);

WHEREAS, pursuant to the Purchase Agreement, each of the Assignors has agreed to transfer all right, title and interest in and to the Marks to Meredith;

WHEREAS, in connection with the Purchase Agreement, each of the Assignors has agreed to transfer substantially all of the assets of the business to which the Marks relate, and that business is ongoing; and

WHEREAS, the parties wish herein to memorialize said assignment, transfer and sale of the Assignors’ right, title and interest in and to the Marks to Meredith.

NOW, THEREFORE, for good and valuable consideration set forth in the Purchase Agreement, the receipt and sufficiency of which is hereby acknowledged, the Assignors and Meredith hereby agree as follows:

1. Each of the Assignors hereby sells, assigns, transfers, and conveys to Meredith, its successors and assigns, all right, title and interest, in and to the Marks, together with the goodwill of the business symbolized by them throughout the world, and all registrations and pending applications therefor, any renewals of the registrations, in all countries throughout the world, for Meredith’s own use and enjoyment, and for the use and enjoyment of Meredith’s successors, assigns or other legal representatives, as fully and entirely as the same would have been held and enjoyed by the Assignors if this Trademark Assignment had not been made (collectively, “All Marks”), together with all causes of action for any and all previously occurring infringement of the rights being assigned and the right to receive and retain the proceeds relating to those infringements.

2. Each of the Assignors agrees to execute further papers (including, without limitation, the execution and delivery of any and all affidavits, declarations, oaths, samples, exhibits, specimen, assignments, powers of attorney or other documentation) and to do such other acts as may be necessary or reasonably requested by Meredith to vest full title in and to All Marks in Meredith or which may be necessary to obtain, renew, issue or enforce All Marks, in each case at the sole cost and expense of Meredith. This Trademark Assignment shall be binding upon and shall inure to the benefit of the respective successors and permitted assigns of the Assignors and Meredith.

3. This Trademark Assignment is in all respects subject to the provisions of the Purchase Agreement and is not intended in any way to supersede, limit, qualify or expand any provision of the Purchase Agreement.

4. This Trademark Assignment may be executed in one or more counterparts, each of which shall be considered an original instrument, but all of which shall be considered one and the same agreement, and shall become binding when one or more counterparts have been signed by each of the parties hereto and delivered to the Assignors and Meredith. Delivery of an executed counterpart of a signature page to this Trademark Assignment by electronic transmission (including email or facsimile) shall be as effective as delivery of a manually executed counterpart of this Trademark Assignment.

5. This Trademark Assignment shall be governed by and construed in accordance with the internal laws (without regard to the conflicts of law provisions) of the State of New York.

6. No waiver, modification or change of any of the provisions of this Trademark Assignment shall be valid unless in writing and signed by the party against whom such claimed waiver, modification or change is sought to be enforced.

*    *    *

IN WITNESS WHEREOF, the Assignors and Meredith have caused this Trademark Assignment to be executed as of the date first set forth above.

ASSIGNORS:

WEIDER PUBLICATIONS, LLC
By:
Name:
Title:

AMERICAN MEDIA, INC.
By:
Name:
Title:

MEREDITH CORPORATION
By:
Name:
Title:

Schedule A

EXHIBIT D

COPYRIGHT ASSIGNMENT

This    Copyright    Assignment    (this    “Copyright Assignment”)    is    effective    as    of
[          ], 2015.

WHEREAS, Meredith Corporation, a corporation organized under the laws of the State of Iowa (“Meredith”) and Weider Publications, LLC, a limited liability company organized under the laws of the State of Delaware (“Weider”), American Media, Inc., a corporation organized under the laws of the State of Delaware (“AMI” and together with Weider, the “Assignors”), are parties to an Asset Purchase Agreement, dated as of January 26, 2015 (the “Purchase Agreement”), governing the purchase and sale of the Purchased Assets. All capitalized terms used but not defined herein shall have the meaning attributed to them in the Purchase Agreement;

WHEREAS, the Assignors, as applicable, are the owners of all works set forth on Schedule A hereto, together with the goodwill of the business associated therewith (collectively referred to as the “Works”);

WHEREAS, pursuant to the Purchase Agreement, each of the Assignors has agreed to transfer all right, title and interest in and to the Works and all registrations therefor to Meredith, and Meredith has agreed to accept such assignment, on the terms and conditions more particularly set forth in the Purchase Agreement;

WHEREAS, in connection with the Purchase Agreement, each of the Assignors has agreed to transfer substantially all of the assets of the business to which the Works relate, and that such business is ongoing; and

WHEREAS, each of the Assignors desire to assign all right, title and interest in and to the Works and all registrations therefor to Meredith and Meredith desires to acquire the Works.

NOW, THEREFORE, for good and valuable consideration set forth in the Purchase Agreement, the receipt and sufficiency of which is hereby acknowledged, the Assignors and Meredith hereby agree as follows:

1. Each of the Assignors does hereby irrevocably sell, assign, transfer, convey and deliver to Meredith, its successors and permitted assigns, all right, title and interest in and to the Works, including: (i) all copyrights, author’s rights, and other intellectual property rights embodied in and/or associated with the Works; (ii) the right to prepare, reproduce and distribute copies of the Works, compilations including the Works, and derivative works, including but not limited to, any and all original works of authorship fixed in any tangible medium (whether it be print, paper, electronic, digital, computer-generated, machine-readable, embodied on or within physical products, or otherwise) based on the Works; (iii) all copyright licenses and interests of every kind and nature; (iv) all copyright and other intellectual property registrations and applications relating to the Works, and all renewals and extensions thereof; (v) the right to assign or license the Works; (vi) all incomes, proceeds, royalties, license fees, and other payments now or hereafter derived from exploitation of the Works; and (vii) all rights to claims, causes of action or remedies related thereto, all causes of action heretofore accrued in the Assignors’ favor for past, present, and future infringement of the Works, and the right to sue for past and future damages and collect the same for its own use and enjoyment, and for the use and enjoyment of its successors, assigns or other legal representatives.

2. The creative process and all service in connection with the Works have been rendered inside of the United States.

3. This Copyright Assignment is in all respects subject to the provisions of the Purchase Agreement and is not intended in any way to supersede, limit, qualify or expand any provision of the Purchase Agreement.

4. Upon reasonable request by Meredith, each of the Assignors will execute additional documents and take other action and pay any transfer fees as may be reasonably necessary or desirable to record or memorialize the assignment of the Works set forth herein or to otherwise effect the terms of this Copyright Assignment in a manner reasonably necessary to convey title as required by the Purchase Agreement. The Assignors have not and will not otherwise delete, transfer, or reserve registration of the Works. This Copyright Assignment shall be binding upon, and shall inure to the benefit of, the parties hereto and their respective successors and assigns

5. This Copyright Assignment may be executed in one or more counterparts, each of which shall be considered an original instrument, but all of which shall be considered one and the same agreement, and shall become binding when one or more counterparts have been signed by each of the parties hereto and delivered to the Assignors and Meredith. Delivery of an executed counterpart of a signature page to this Copyright Assignment by electronic transmission (including email or facsimile) shall be as effective as delivery of a manually executed counterpart of this Copyright Assignment.

6. This Copyright Assignment shall be governed by and construed in accordance with the internal laws (without regard to conflicts of law provisions) of the State of New York.

7. No waiver, modification or change of any of the provisions of this Copyright Assignment shall be valid unless in writing and signed by the party against whom such claimed waiver, modification or change is sought to be enforced.

*    *    *

IN WITNESS WHEREOF, the Assignors and Meredith have caused this Copyright Assignment to be executed as of the date first set forth above.

ASSIGNORS:

WEIDER PUBLICATIONS, LLC
By:
Name:
Title:

AMERICAN MEDIA, INC.
By:
Name:
Title:

MEREDITH CORPORATION
By:
Name:
Title:

Schedule A

Works

EXHIBIT E

GENERAL ASSIGNMENT, BILL OF SALE ANDASSUMPTION OF LIABILITIES AGREEMENT

This Instrument (this “Instrument”) is effective as of      , 2015.

WHEREAS, Meredith Corporation., a corporation organized under the laws of the State of Iowa (“Meredith”), Weider Publications, LLC, a limited liability company organized under the laws of the State of Delaware (“Weider”), and American Media Inc., a corporation organized under the laws of the State of Delaware (“AMI” and together with Weider, the “Assignors”), are parties to an Asset Purchase Agreement dated as of January 26, 2015 (the “Purchase Agreement”), governing the purchase and sale of the Purchased Assets and the assumption of the Assumed Liabilities. All capitalized terms used but not defined herein shall have the meaning attributed to them in the Purchase Agreement;

WHEREAS, each of the Assignors has agreed to transfer all right, title and interest in and to the Purchased Assets to Meredith, and Meredith has agreed to accept such assignment and to assume the Assumed Liabilities, on the terms and conditions more particularly set forth in the Purchase Agreement, exhibits, schedules and other documents, certificates and instruments ancillary thereto and to be delivered in connection therewith (collectively with the Purchase Agreement, the “Transaction Documents”).

NOW, THEREFORE, for good and valuable consideration set forth in the Transaction Documents, the receipt and sufficiency of which is hereby acknowledged, the Assignors and Meredith hereby agree as follows:

1. Each of the Assignors hereby irrevocably grants, bargains, sells, transfers, conveys, assigns and delivers to Meredith, its successors and assigns, all right, title and interest in and to the Purchased Assets in accordance with the terms of the Transaction Documents.

2. Meredith hereby assumes the Assumed Liabilities in accordance with the terms of the Transaction Documents.

3. This Instrument is in all respects subject to the provisions of the Transaction Documents and is not intended in any way to supersede, limit, qualify or expand any provision of such Transaction Documents.

4. It is understood that the Assignors, contemporaneously with the execution and delivery of this Instrument, may be further executing and delivering to Meredith certain assignments and other instruments of transfer which cover certain of the Purchased Assets, the purpose of which is to supplement, facilitate and otherwise implement the transfer intended hereby.

5. At any time and from time to time hereafter, at any other party’s request, each party shall take any and all steps and shall execute, acknowledge and deliver to the other party any and all future instruments and assurances necessary or reasonably requested in order to more fully carry out the purposes hereof. This Instrument shall be binding upon and inure to the benefit of the respective successors and permitted assigns of the Assignors and Meredith.

6. This Instrument may be executed in one or more counterparts, each of which shall be considered an original instrument, but all of which shall be considered one and the same agreement, and shall become binding when one or more counterparts have been signed by each of the parties hereto and delivered to the Assignors and Meredith. Delivery of an executed counterpart of a signature page to this Instrument by electronic transmission (including email or facsimile) shall be as effective as delivery of a manually executed counterpart of this Instrument.

7. This Instrument shall be governed by and construed in accordance with the internal laws (without regard to the conflicts of law provisions) of the State of New York.

8. No waiver, modification or change of any of the provisions of this Instrument shall be valid unless in writing and signed by the party against whom such claimed waiver, modification or change is sought to be enforced.

*    *    *

IN WITNESS WHEREOF, the Assignors and Meredith have caused this Instrument to be executed as of the date first set forth above.

ASSIGNORS:

WEIDER PUBLICATIONS, LLC
By:
Name:
Title:

AMERICAN MEDIA, INC.
By:
Name:
Title:

MEREDITH CORPORATION
By:
Name:
Title:

EXHIBIT F

TRANSITION SERVICES AGREEMENT

This TRANSITION SERVICES AGREEMENT (this "Agreement") is entered into this day of January, 2015 by and between Meredith Corporation, a corporation organized under the laws of the State of Iowa (“Buyer") and American Media, Inc., a corporation organized under the laws of the state of Delaware (“Provider”).

RECITALS

WHEREAS, Provider and Buyer are parties to that certain Asset Purchase Agreement, dated January 26th, 2015 (the "Purchase Agreement"), pursuant to which Provider is selling and assigning to Buyer, and Buyer is purchasing and assuming from Provider, the Purchased Assets (as such term is defined in the Purchase Agreement) of the Business (as such term is defined in the Purchase Agreement), all as more fully described therein;

WHEREAS, in order to ensure an orderly transition of the Business to Buyer and as a condition to consummating the transactions contemplated by the Purchase Agreement, Buyer and Provider have agreed to enter into this Agreement, pursuant to which Provider will provide, or cause its affiliates to provide, Buyer with certain services, in each case on a transitional basis and subject to the terms and conditions set forth herein; and

WHEREAS, capitalized terms used herein and not otherwise defined shall have the meanings ascribed to such terms in the Purchase Agreement.

NOW, THEREFORE, in consideration of the mutual agreements and covenants hereinafter set forth, Buyer and Provider hereby agree as follows:

ARTICLE I

SERVICES

Section 1.01    Provision of Services.

(a) Provider agrees to provide, or to cause its affiliates to provide, the services (the "Services") set forth on the exhibits attached hereto (as such exhibits may be amended or supplemented pursuant to the terms of this Agreement, collectively, the "Service Exhibits") to Buyer for the respective periods and on the other terms and conditions set forth in this Agreement and in the respective Service Exhibits.

(b) Notwithstanding the contents of the Service Exhibits, Provider agrees to consider in good faith any reasonable request by Buyer for access to any additional services that are necessary for the operation of the Business and which are not currently contemplated in the Service Exhibits. If Provider agrees to provide any such additional services, such services shall be at a price to be agreed upon after good faith negotiation between the parties and such services so provided by Provider shall constitute Services under this

Agreement and be subject in all respect to the provisions of this Agreement as if fully set forth on a Service Exhibit as of the date hereof.

(c) The parties hereto acknowledge the transitional nature of the Services. Accordingly, as promptly as practicable following the execution of this Agreement, Buyer agrees to use commercially reasonable efforts to make a transition of each Service to its own internal organization or to obtain alternate third-party sources to provide the Services.

(d) Subject to Section 2.03, Section 2.04 and Section 4.05, the obligations of Provider under this Agreement to provide Services shall terminate with respect to each Service on the end date specified in the applicable Service Exhibit (the "End Date"). Notwithstanding the foregoing, the parties acknowledge and agree that Buyer may determine from time to time that it does not require all the Services set out on one or more of the Service Exhibits or that it does not require such Services for the entire period up to the applicable End Date. Accordingly, Buyer may terminate any Service, in whole and in part, upon thirty (30) days’ prior written notification to Provider of any such determination.

Section 1.02    Standard of Service.

(a) Provider represents, warrants and agrees that the Services shall be provided in good faith, in accordance with Law and, except as specifically provided in the Service Exhibits and this Section 1.02, in a manner generally consistent with the historical conduct of the Services and with the same standard of care as historically utilized. Subject to Section 1.03, Provider agrees to (a) assign sufficient resources and qualified personnel as are reasonably required to perform the Services and (b) use commercially reasonable efforts to cause any applicable third-party providers to provide or to permit Provider to provide Services to Buyer in accordance with the standards set forth in the preceding sentence.

(b) Except as expressly set forth in Section 1.02(a), Provider makes no representations and warranties of any kind, implied or expressed, with respect to the Services, including, without limitation, no warranties of merchantability or fitness for a particular purpose, which are specifically disclaimed. Buyer acknowledges and agrees that this Agreement does not create a fiduciary relationship, partnership, joint venture or relationships of trust or agency between the parties and that all Services are provided by Provider as an independent contractor.

(c) Notwithstanding anything to the contrary in this Agreement or the Service Exhibits, neither Provider nor its Affiliates shall be obligated to provide, or cause to be provided, any Service (or portion thereof) to the extent performance of such Service (or portion thereof) would require Provider or any of its Affiliates to violate or breach (a) any applicable Law, (b) any contract with a third party or (c) changes to such Person’s written policies and procedures generally applicable to its other businesses or customers which are made after the Closing Date and which are necessary to (x) comply with applicable Law or (y) reasonably respond to a reasonably plausible security threat; provided, that for the avoidance of doubt, the Provider shall continue to be obligated to provide, or cause to be provided, any such Services (or portions thereof) to the extent that doing so would not result in any such violation or breach.

Section 1.03 Third-Party Service Providers. Provider shall have the right to hire third-party subcontractors to provide all or part of any Service hereunder. Provider shall in all cases retain responsibility for the provision to Buyer of Services to be performed by any third-party service provider or subcontractor or by any of Provider's affiliates.

ARTICLE II

COMPENSATION

Section 2.01 Responsibility for Wages and Fees. Except as contemplated in the Purchase Agreement, for such time as any employees of Provider or any of its Affiliates are providing the Services to Buyer under this Agreement, (a) such employees will remain employees of Provider or such Affiliate, as applicable, and shall not be deemed to be employees of Buyer for any purpose, and (b) Provider or such Affiliate, as applicable, shall be solely responsible for the payment and provision of all wages, bonuses and commissions, employee benefits, including severance and worker's compensation, and the withholding and payment of applicable Taxes relating to such employment.

Section 2.02    Terms of Payment and Related Matters.

(a) As consideration for provision of the Services, Buyer shall (i) pay Provider the amount specified for each Service on such Service's respective Service Exhibit, provided however, that there shall be no fees for Services for the period from the date of this Agreement until March 1, 2015 and (ii) up to the date of the Combination, allow Provider reasonable access to the Purchased Assets and Transferred Employees in order for Provider to publish the issues of the Brands that predate the Buyer Issues.

(b) As more fully provided in the Service Exhibits and subject to the terms and conditions therein:

(i) Provider shall provide Buyer with monthly invoices ("Invoices"), which shall set forth in reasonable detail, with such supporting documentation as Buyer, amounts payable under this Agreement; and

(ii)    payments pursuant to this Agreement shall be made within thirty (30) days after the date of receipt of an Invoice by Buyer from Provider.

Section 2.03 Extension of Services. The parties agree that Provider shall not be obligated to perform any Service after the applicable End Date; provided, however, that if Buyer desires and Provider agrees to continue to perform any of the Services after the applicable End Date, the parties shall negotiate in good faith to determine an amount that reasonably compensates Provider. The Services so performed by Provider after the applicable End Date shall continue to constitute Services under this Agreement and be subject in all respects to the provisions of this Agreement for the duration of the agreed- upon extension period.

Section 2.04 Terminated Services. Upon termination or expiration of any or all Services pursuant to this Agreement, or upon the termination of this Agreement in its entirety, Provider shall have no further obligation to provide the applicable terminated Services and Buyer will have no obligation to pay any future compensation relating to such Services (other than for or in respect of Services already provided in accordance with the terms of this Agreement and received by Buyer prior to such termination).

Section 2.05 Invoice Disputes. In the event of an Invoice dispute, Buyer shall deliver a written statement to Provider no later than five (5) days prior to the date payment is due on the disputed Invoice listing all disputed items and providing a reasonably detailed description of each disputed item. Amounts not so disputed shall be deemed accepted and shall be paid, notwithstanding disputes on other items, within the period set forth in Section 2.02(b). The parties shall seek to resolve all such disputes expeditiously and in good faith. Provider shall continue performing the Services in accordance with this Agreement pending resolution of any dispute.

ARTICLE III

INTELLECTUAL PROPERTY

Section 3.01 License. Buyer grants Provider and its affiliates, sub-contractors and Representatives a non-exclusive, sublicensable, worldwide, fully paid-up and royalty-free license under all Intellectual Property Rights (as defined in the Purchase Agreement) owned or licensable by Buyer and its affiliates, but solely for the purposes of (a) performing the Services and (b) publishing, distributing, marketing and selling issues of the Brands that predate the Buyer Issues.

Section 3.02 Provided Content. Buyer represents and warrants to Provider that the content and materials (with the exception of the content and materials included in the Purchased Assets) uploaded to the applicable website or provided or made available by Buyer in connection with this Agreement or the Services does not, and its use in the performance of the Services will not, (i) infringe, misappropriate or otherwise violate any intellectual property, publicity or privacy right of another, (ii) defame, slander or disparage any person or entity, or (iii) violate applicable law or regulation. Provider may suspend any Service or Services upon written notice to Buyer if it reasonably believes Buyer has violated or is in violation of the foregoing.

ARTICLE IV

TERMINATION

Section 4.01 Termination of Agreement. Subject to Section 4.04, this Agreement shall terminate in its entirety (i) on the date upon which Provider shall have no continuing obligation to perform any Services as a result of each of their expiration or termination in accordance with Section 1.01(d) or Section 4.02, (ii) thirty (30) days after notice from Buyer to Provider of Buyer’s election, in its sole discretion, to terminate this Agreement, or (iii) in accordance with Section 4.03.

Section 4.02 Breach. A party may terminate this Agreement with respect to any Service, in whole but not in part, at any time upon prior written notice to the other party (the "Breaching Party") if the Breaching Party has failed (other than pursuant to Section
4.05) to perform any of its material obligations under this Agreement relating to such Service, and such failure shall have continued without cure for a period of fifteen (15) days after receipt by the Breaching Party of a written notice of such failure from the Non- Breaching party seeking to terminate such service. For the avoidance of doubt, non- payment by Buyer for a Service provided by Provider in accordance with this Agreement and not the subject of a good-faith dispute shall be deemed a breach for purposes of this Section 4.02.

Section 4.03 Insolvency. In the event that either party hereto shall (i) file a petition in bankruptcy, (ii) become or be declared insolvent, or become the subject of any proceedings (not dismissed within sixty (60) days) related to its liquidation, insolvency or the appointment of a receiver, (iii) make an assignment on behalf of all or substantially all of its creditors, or (iv) take any corporate action for its winding up or dissolution, then the other party shall have the right to terminate this Agreement by providing written notice in accordance with Section 7.04 below.

Section 4.04 Effect of Termination. Upon termination of this Agreement in its entirety pursuant to Section 4.01, all obligations of the parties hereto shall terminate, except for the provisions of Section 2.02 (in respect of Services provided through the date of termination), Section 2.04, Section 3.02, Article V, Article VI and Article VII, which shall survive any termination or expiration of this Agreement.

Section 4.05 Force Majeure. The obligations of Provider under this Agreement with respect to any Service shall be suspended during the period and to the extent that Provider is prevented from providing such Service, or Buyer is prevented from receiving such Service, due to any of the following causes beyond such party's reasonable control (such causes, "Force Majeure Events"): (i) acts of God, (ii) flood, fire or explosion, (iii) war, invasion, terrorism, riot or other civil unrest, (iv) Governmental Order or Law, (v) actions, embargoes or blockades in effect on or after the date of this Agreement, (vi) action by any Governmental Authority, (vii) national or regional emergency, (viii) strikes, labor stoppages or slowdowns or other industrial disturbances, (ix) shortage of adequate power, transportation facilities or telecommunications or the partial or complete failure of the foregoing, or (x) any other event which is beyond the reasonable control of such party. The party suffering a Force Majeure Event shall give notice of suspension as soon as reasonably practicable to the other party stating the date and extent of such suspension and the cause thereof, and Provider shall resume the performance of its obligations as soon as reasonably practicable after the removal of the cause. Neither Buyer nor Provider shall be liable for the nonperformance or delay in performance of its respective obligations under this Agreement when such failure is due to a Force Majeure Event. The applicable End Date for any Service so suspended shall be automatically extended for a period of time equal to the time lost by reason of the suspension.

ARTICLE V

CONFIDENTIALITY

Section 5.01    Confidentiality.

(a) During the term of this Agreement and for a period of three years thereafter, the parties hereto shall, and shall instruct their respective Representatives to, maintain in confidence and not disclose the other party's financial, technical, sales, marketing, development, personnel, and other information, records, or data, including, without limitation, customer lists, supplier lists, trade secrets, designs, product formulations, product specifications or any other proprietary or confidential information, however recorded or preserved, whether written or oral, including all Proprietary Information (any such information, "Confidential Information"). Each party hereto shall use the same degree of care, but no less than reasonable care, to protect the other party's Confidential Information as it uses to protect its own Confidential Information of like nature. Unless otherwise authorized in any other agreement between the parties, any party receiving any Confidential Information of the other party (the "Receiving Party") may use Confidential Information only for the purposes of fulfilling its obligations under this Agreement (the "Permitted Purpose"). Any Receiving Party may disclose such Confidential Information only to its representatives who have a need to know such information for the Permitted Purpose and who have been advised of the terms of this Section 5.01 and the Receiving Party shall be liable for any breach of these confidentiality provisions by such persons; provided, however, that any Receiving Party may disclose such Confidential Information to the extent such Confidential Information is required to be disclosed by a governmental order, in which case the Receiving Party shall promptly notify, to the extent possible, the disclosing party (the "Disclosing Party"), and take reasonable steps at the Disclosing Party’s expense to assist in contesting such governmental order or in protecting the Disclosing Party's rights prior to disclosure, and in which case the Receiving Party shall only disclose such Confidential Information that it is advised by its counsel in writing that it is legally bound to disclose under such governmental order.

(b) Notwithstanding the foregoing, "Confidential Information" shall not include any information that the Receiving Party can demonstrate: (i) was publicly known at the time of disclosure to it, or has become publicly known through no act of the Receiving Party or its Representatives in breach of this Section 5.01; (ii) to its knowledge was rightfully received from a third party without a duty of confidentiality; or (iii) was developed by it independently without any reliance on the Confidential Information.

(c) Upon demand by the Disclosing Party upon expiration or termination of this Agreement with respect to any Service, the Receiving Party agrees promptly to return or destroy, at the Receiving Party's option, all Confidential Information relevant solely to the provision or receipt of that Service and no longer needed regarding the performance of other Services under this Agreement or otherwise required to be retained by Provider pursuant to applicable Law. If such Confidential Information is destroyed, an authorized officer of the Receiving Party shall certify to such destruction in writing. If any Confidential Information is retained to comply with applicable Law, such information will be used for that and no other purpose.

ARTICLE VI

LIMITATION ON LIABILITY; INDEMNIFICATION

Section 6.01 Limitation on Liability. In no event shall either party have any liability under any provision of this Agreement for any punitive, incidental, consequential, special or indirect damages, or loss of business reputation or opportunity relating to the breach or alleged breach of this Agreement. Buyer acknowledges that the Services to be provided to it hereunder are subject to, and that its remedies under this Agreement are limited by, the applicable provisions of Section 1.02, including the limitations on representations and warranties with respect to the Services.

Section 6.02    Indemnification. Subject to the limitations set forth in Section 6.01, (i) Provider shall indemnify, defend and hold harmless Buyer and its Affiliates and each of their respective Representatives (collectively, the "Buyer Indemnified Parties") from and against any and all Losses of the Buyer Indemnified Parties relating to, arising out of or resulting from breach of this Agreement by Provider or the gross negligence or willful misconduct of Provider or its Affiliates or any third party that provides a Service to Buyer pursuant to Section 1.03 in connection with the provision of, or failure to provide, any Services to Buyer, except to the extent those Losses are due to the gross negligence or willful misconduct of the Buyer Indemnified Parties and (ii) Buyer shall indemnify, defend and hold harmless Provider and its Affiliates and each of their respective Representatives (collectively, the “Provider Indemnified Parties”) from and against any Losses of the Provider Indemnified Parties relating to, arising out of or resulting from breach of this Agreement by Buyer or the gross negligence or willful misconduct of Buyer or its Affiliates, except to the extent those Losses are due to the gross negligence or willful misconduct of the Provider Indemnified Parties.

Section 6.03 Indemnification Procedures The matters set forth in Section 11.4 and Section 11.5 of the Purchase Agreement shall be deemed incorporated into, and made a part of, this Agreement.

ARTICLE VII

MISCELLANEOUS

Section 7.01 Entire Agreement. This Agreement (together with the exhibits hereto and the Purchase Agreement and the documents referred to herein and therein) contains, and is intended as, a complete statement of all of the terms of the arrangements between the parties with respect to the matters provided for herein, and supersedes any previous agreements and understandings between the parties with respect to those matters.

Section 7.02 Governing Law; Jurisdiction. This Agreement shall be governed by, and construed and enforced in accordance with, the laws of the state of New York. Buyer and Provider hereby irrevocably submit to the exclusive jurisdiction of any New York State or United States Federal Court sitting in New York, borough of Manhattan (and any appellate court therefrom) over any action or proceeding arising out of or relating to this Agreement. Each of Buyer and Provider hereby irrevocably waives any objection that it may have to venue and the defense of an inconvenient forum to the maintenance of such action or proceeding. Each of Provider and Buyer hereby agrees that service of process on such party as provided in Section 7.04 shall be deemed effective service of process on such party.

Section 7.03 Amendment; Waiver. No provision of this Agreement may be amended or modified except by an instrument or instruments in writing signed by the parties hereto. Any party may waive compliance by another with any of the provisions of this Agreement. No waiver of any provision hereof shall be construed as a waiver of any other provision or subsequent breach. Any waiver must be in writing. The failure of any party hereto to enforce at any time any provision hereof shall not be construed to be a waiver of such provision, nor in any way to affect the validity hereof or any part hereof or the right of any party thereafter to enforce each and every such provision.

Section 7.04 Notices. All notices and other communications under this Agreement shall be in writing and shall be deemed given when delivered personally, mailed by registered mail, return receipt requested, sent by documented overnight delivery service or, to the extent receipt is confirmed, by facsimile to the parties at the following addresses (or to such other address as a party may have specified by notice given to the other party pursuant to this provision):

If to the Provider:	If to the Buyer:
American Media, Inc.	John Zieser
4 New York Plaza	Meredith Corporation
New York, New York 10004	1716 Locust Street
Attn: Eric S. Klee	Des Moines, IA 50309

With a copy to:	With a copy to:
American Media, Inc.	Brian Wirt
1000 American Media Way	Meredith Corporation
Boca Raton, FL 33464	1716 Locust Street
Attn: Christopher V. Polimeni	Des Moines, IA 50309

Section 7.05 Separability. If any provision of this Agreement is held by any court of competent jurisdiction to be illegal, invalid or unenforceable, such provision shall be of no force and effect, but the illegality, invalidity or unenforceability shall have no effect upon and shall not impair the enforceability of any other provision of this Agreement.

Section 7.06 Assignment and Binding Effect. None of the parties hereto may assign any of its rights or delegate any of its duties under this Agreement without the prior written consent of the other party hereto. All of the terms and provisions of this Agreement shall be binding on, and shall inure to the benefit of, the respective legal successors and permitted assigns of the parties.

Section 7.07 No Benefit to Others. The representations, warranties, covenants and agreements contained in this Agreement are for the sole benefit of the parties hereto and their respective successors and permitted assigns and they shall not be construed as conferring and are not intended to confer any rights on any other persons.

Section 7.08 Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, and each party thereto may become a party hereto by executing a counterpart hereof. This Agreement and any counterpart so executed shall be deemed to be one and the same instrument.

Section 7.09 Interpretation. Article titles and headings to sections are inserted for convenience of reference only and are not intended to be a part or to affect the meaning or interpretation hereof. The exhibits referred to herein shall be construed with and as an integral part of this Agreement to the same extent as if they were set forth verbatim herein. As used herein, “include”, “includes” and “including” are deemed to be followed by “without limitation” whether or not they are in fact followed by such words or words of like import; “writing”, “written” and comparable terms refer to printing, typing, lithography and other means of reproducing words in a visible form, including electronic means that are non-ephemeral and ordinarily archived or retained by the recipient in the ordinary course of business; references to a person are also to its successors and permitted assigns; “hereof’, “herein”, “hereunder” and comparable terms refer to the entirety hereof and not to any particular article, section or other subdivision hereof or attachment hereto; references to any gender include references to both genders; references to the singular include references to the plural and vice versa, where such references may be reasonably inferred; references to this Agreement or other documents are as amended or supplemented from time to time; references to “Article”, “Section” or another subdivision or to an attachment are to an article, section or subdivision hereof or an attachment hereto; references to “generally accepted accounting principles” shall mean generally accepted accounting principles in the United States.

Section 7.10 Waiver of Trial by Jury. EACH PARTY HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT AND THE ANCILLARY AGREEMENTS OR THE ACTIONS OF SUCH PARTY IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT HEREOF AND THEREOF.

Section 7.11 No Presumption. This Agreement shall be deemed to be the joint product of the drafting efforts of both parties, and shall be construed without regard to any presumption or rule requiring construction or interpretation against either party on the basis of drafting.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

MEREDITH CORPORATION
By:
Name:
Title:

AMERICAN MEDIA, INC.
By:
Name:
Title: